OAO RBC Information Systems

75/9 Leninsky Prospekt, Moscow 119261 Tel: 363 1111 Fax: 363 1125 E-mail: ir@rbc.ru

SEC MAIL PROCESSING
RECEIVED
SEP 22 2005
WASH. D.C. 199 SECTION

September 15, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W., Washington, D.C. 20549-1004

SUPPL

Subject: File No. 82-34864

Please find attached the following documents from OAO RBC Information Systems, foreign private investor: voting ballots, notice of information of Possible Significance for the Value of Securities of the Joint-Stock Company, Information about the Issuer's dates of record, Provisions on the general meeting of shareholders of OAO RBC Information Systems (3rd edition), Articles of Association of OAO RBC Information Systems (8rd edition), notice to shareholders. The attached documents are supplied pursuant to Rule 12g3-2(b).

Yours faithfully

Yury Rovensky
General Director

05011445

PROCESSED
SEP 26 2005
THOMSON
FINANCIAL

82-34864

Open Joint-Stock Company
RBC Information Systems
75/9 Leninsky Prospekt, Moscow, 119261

NOTICE

Dear Shareholder,

The Company is pleased to notify you of the holding of our extraordinary general shareholders' meeting.

The Meeting will be held in RBC's office at: 78 building 1, Profsoyuznaya Street, Moscow, on October 14, 2005.

The Meeting will commence at 11 a.m.

Registration of participants will start at the site of the Meeting at 10 a.m. on October 14, 2005.

Agenda of the Meeting:

1. Determination of the number, par value, category (type) of the Company's authorized shares: 34,260,000 (Thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.
2. Introduction of alterations to the Company's Articles of Association related to the number of authorized shares.
3. Approval of related party transactions.

The Meeting will be held in joint attendance of shareholders with prior distribution of voting ballots.

A shareholder seeking to register and take part in the Meeting, shall supply the following documents:

- an individual shareholder shall present an identification document;
- a proxy for an individual shareholder shall present an identification document, and a power of attorney for participation in the general shareholders' meeting;
- a proxy for a corporate shareholder shall present an identification document, and a power of attorney for participation in the general shareholders' meeting. In the event that a person entitled to act on behalf of an organization without a power of attorney takes part in the meeting, he/she shall present a document confirming his/her appointment instead of a power of attorney.

In the event of inability (reluctance) of the Company's shareholders to attend the Meeting, they are granted the opportunity to participate in the Meeting by delivering completed voting ballots in person or by post to:

- ZAO Irkol at 3/4 building 1 Boyarsky Pereulok, Moscow 107078;
- OAO RBC Information Systems at 78 building 1 Profsoyuznaya Street, Moscow 117393.

Voting ballots shall be accepted until 6 p.m. on October 11, 2005.

The list of persons eligible to participate in the Meeting has been drawn up based on the registry of owners of securities as of September 7, 2005 (6 p.m.).

Information to be presented to shareholders prior to the Meeting shall be available 20 days before the scheduled date of the Meeting (after September 23, 2005) at OAO RBC Information Systems, 78 building 1 Profsoyuznaya Street, Moscow 117393.

For further information, please contact: +7 (095) 363-11-46

Yours faithfully,
The Board of Directors
OAO RBC Information Systems

82-34864

8th edition

APPROVED BY
the Annual General Meeting
of OAO RBC Information Systems,
Minutes of Meeting No. 16
of July 6, 2005
General Director
_____________ Yury A. Rovensky

«РБК
Информационные
Системы»
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО * Г.Р. №2010991 * МОСКВА *

OAO RBC Information Systems Articles of Association (8th edition)

Moscow, 2005

The original Russian text remains, in all matters, binding and definitive.

Table of contents

I. GENERAL PROVISIONS

1.1 RBC Information Systems, hereinafter referred to as "the Company", is a public joint-stock company. The Company is a legal entity operating on the basis of the Articles of Association and legislation of the Russian Federation.

1.2 The duration of the Company is unlimited.

1.3 The Company was established in accordance with the provisions of the Civil Code of the Russian Federation and Federal Law 208-FZ "On Joint-Stock Companies" of December 26, 1995, the version of August 7, 2001. The Company was registered with the Moscow Registration Chamber on August 18, 2000, registration number 002.010.991. The Company was included on the Unified State Register of Legal Entities on October 31, 2002, the assigned number of state registration is 1027700381851.

II. CORPORATE NAME AND REGISTERED OFFICE

2.1 The name of the Company.

The full name of the Company in Russian is: Открытое Акционерное Общество «РБК Информационные Системы».

The full name of the Company in English is: "OAO RBC Information Systems".

The short form of the name in Russian is: ОАО «РБК Информационные Системы»

2.2 The Company's registered office is on Leninsky Prospect 75/9, Moscow, 119261, Russia. It is defined by the location of the Executive Management Body (the General Director) under Contract on Using Nonresidential Premises No.07-2/2001 of September 26, 2001, and Additional Agreement No.1 of March 26, 2002.

The mailing address of the Company is: Leninsky Prospect 75/9, Moscow, 119261, Russia.

III. PURPOSE AND BUSINESS OF THE COMPANY

3.1 The main aim of the Company's activities is to generate profit from the development, creation and possession of information and media communications, trade, settlement, clearing and other systems, software products and the development of up-to-date information technologies.

3.2 The Company enjoys civil rights and shall bear civil liabilities, which are necessary for the implementation of any kind of activity not prohibited by federal law.

3.3 In order to conduct certain operations, a list of which is determined by federal law, the Company must obtain a special permit (a license).

3.4 The core business of the Company is:

- to develop and sell information products;
- to develop and sell software products;

- to conduct research, development and production activities in the field of information science and information technologies;
- to develop and support databases and software for computing devices;
- to provide information services;
- to render various information, representation, consulting, engineering, consignment, factoring, trust, marketing, advertising, agent, broker and other services to Russian and foreign companies and private individuals;
- to perform publishing, printing and binding activities;
- to render services with the use of all mass media of the Company;
- to produce advertising materials and conduct advertising campaigns;
- to produce and sell consumer and producer goods;
- to export and import goods and services in accordance with the legislation in force;
- to develop the rules of participation in information and trade systems, determine technological standards and regulations obligatory for all users of information and trade systems;
- to develop sanctions and penalties for the breach of standards and regulations by the users of trade and information systems and other systems created by the Company;
- to prepare and publish educational and methodological literature, advertising materials, various scientific and technical documentation, to organize lectures and training in various fields of the Company's activities;
- to perform the functions of an arbitrator while settling disputes between members of information and trade systems and third parties;
- to perform research and development activities in the field of gathering, storage, processing and protection of information on separate data carriers of computing devices in local and global computer networks, and in the field of security of computing activities;
- to provide Internet services and develop Internet technologies;
- to conduct charitable activities;
- to conduct foreign economic activities in accordance with the legislation in force;
- to conduct investment activities;
- to carry on retail and wholesale activities;
- to produce movies, video and television products;
- to carry out television (over-the-air, satellite, cable) broadcasting;
- to broadcast commercials on its television channel;
- other activities not prohibited by the legislation of the Russian Federation.

3.5 The Company is entitled to perform its activities across the Russian Federation, including Free Economic Zones.

IV. LEGAL STATUS OF THE COMPANY

4.1 The Company is a legal entity and it owns sole property, which is accounted for in an independent balance sheet. The Company can acquire in its own name and use property-related and personal non-property-related rights, assume liabilities and act as a plaintiff or defendant in court.

4.2 The Company is entitled to open bank accounts in the Russian Federation and abroad in accordance with established procedures.

4.3 The Company has a round seal, containing the full name of the Company in Russian and the Company's location. The seal can also contain the name of the Company in any foreign language or any language of peoples of the Russian Federation.

4.4 The Company is entitled to have stamps and letterheads with the name of the Company, a logo and a trademark registered in accordance with established procedures, as well as other visual identification marks.

4.5 The Company conducts all kinds of foreign economic activities.

4.6 The Company can participate in and establish commercial organizations in the Russian Federation and abroad.

4.7 The Company can voluntarily join unions, associations and other non-commercial organizations in the Russian Federation and abroad.

4.8 The Company shall keep a register of the Company's shareholders in accordance with legal instruments of the Russian Federation since the moment of the registration of the Company by the state.

4.9 The Company provides the protection of information classified as a state secret in compliance with its tasks and within its competence. The head of the Company is responsible for the protection of information classified as a state secret (Article 20 of the Law of the Russian Federation "On State Secrets").

4.10 The Company meets state requirements for mobilization training, civil defense and emergencies in accordance with the legislation in force, regulations issued by the Government of Moscow and the mobilization assignment of the Company.

4.11 The Company registers and reserves inactive and draft-age citizens in accordance with the requirements of the legislation of the Russian Federation and decrees of the Government of the Russian Federation. The General Director of the Company is personally responsible for performing the activities described above.

4.12 The Company is responsible for the safe custody of documents (administrative, financial and economic, personnel and others). The Company shall provide the passing of documents of scientific and historic value to be kept by state archives, the central archives of Moscow in accordance with the list of documents coordinated with the Mosgorarkhiv Moscow archive association, shall keep and use documents on its personnel in accordance with established procedures. The location of keeping the documents is 75/9 Leninsky Prospect, Moscow, 119261, Russia.

4.13 In the event the Company is reorganized or liquidated, all documents (administrative, financial and economic, personnel and others) shall be passed to the successor of the Company in accordance with established procedures. In the event there is no successor, documents of scientific and historic value, which are subject to permanent archiving, shall be passed to be stored in the archives of the Mosgorarkhiv association. Personnel documents (orders, personal files, record cards, personal accounts, etc.) shall be passed to the archives of the administrative district, in which the Company is located. The transfer and sorting of the documents is executed by and at the expense of the Company in accordance with the requirements of the archives.

4.14 For the purpose of improving the management of the joint-stock Company, providing the rights and legitimate interests of shareholders and for the purpose of securing the openness of information for investors, the Company assumes the liability to observe provisions of the Code of Corporate Conduct, which was approved at a meeting of the Government of the Russian Federation as of November 28, 2002 (minutes No. 49) and recommended by the Order of the Russian Federal Commission for the Securities Market as of April 4, 2002 No 421/r. Following prescriptions of the Code of Corporate Conduct, recommended by the Federal Commission for the Securities Market, the

Company approves its own Corporate Governance Code, to be used as a priority in performing the Company's activities.

V. LIABILITIES OF THE COMPANY

5.1 The entire property of the Company shall be considered collateral for its liabilities.

5.2 The Company shall not be liable for any liabilities of its shareholders.

5.3 The State and its agencies shall not be answerable for any liabilities of the Company, and the Company shall not be answerable for any liabilities of the State or its agencies.

VI. BRANCHES AND OFFICES

6.1 The Company is entitled to establish branches and offices in the Russian Federation and abroad.

6.2 The branches and offices of the Company shall perform activities on behalf of the Company; the Company shall be liable for their activities.

6.3 The branches and offices of the Company are not legal entities. They receive property from the Company and shall act on the basis of regulations approved by the Company.
The property of branches and offices shall be accounted for both on their separate balance sheets and on the balance sheet of the Company.

6.4 The heads of the branches and offices of the Company shall act on the basis of a Power of Attorney issued by the Company.

6.5 The heads of the branches and offices of the Company shall be appointed by the General Director of the Company.

VII. SHARE CAPITAL

Outstanding and authorized shares

7.1 The share capital of the Company consists of RUR115,000 (one hundred and fifteen thousand rubles) divided into 115,000,000 (one hundred and fifteen million) common registered shares of RUR0.001 each.

7.2 The Company shall be entitled to issue 15,000,000 (fifteen million) common registered shares of RUR0.001 each (authorized shares) in addition to already issued shares.

Increase in Share Capital

7.3 The share capital of the Company can be increased by raising the nominal value of shares or issuing additional shares.

7.4 The decision on an increase in the share capital of the Company by raising the nominal value of shares shall be made by the General Shareholders' Meeting.

7.5 The decision on increasing the share capital of the Company by issuing additional shares shall be made by the Board of Directors, except for the cases when in accordance with federal law, the corresponding decision can be made by the General Shareholders' Meeting only.

The decision of the Board of Directors on increasing the share capital of the Company by issuing additional shares shall be made unanimously by all members of the Board of Directors, the votes of retired members of the Board of Directors not taken into account.

In the event the Board of Directors fails to reach a unanimous agreement on increasing the share capital of the Company by issuing additional shares, the matter of increasing the share capital of the Company by issuing additional shares can be submitted to the General Shareholders' Meeting by a resolution of the Board of Directors.

7.6 While increasing its share capital, the Company shall act in compliance with the restrictions established by federal law.

Decrease in Share Capital

7.7 The share capital of the Company can be decreased by reducing the nominal value of shares or reducing the total amount of shares, including by buying out part of the shares.

7.8 The share capital of the Company can be reduced by buying out part of the shares of the Company for their further redemption by a resolution of the General Shareholders' Meeting.

7.9 The share capital of the Company can be reduced by a resolution of the General Shareholders' Meeting on the reduction of the share capital of the Company by means of the redemption of shares acquired by the Company in the following cases:

- if shares, the ownership right to which passed to the Company because a founder had not paid for them in full within a set term, were not sold within one year from the date of their acquisition by the Company;
- if the shares, bought out by the Company at the demand of shareholders, were not sold within one year from the date of their acquisition by the Company (except for buying out shares due to a decision on the reorganization of the Company);
- if the shares, acquired by the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies", were not sold within one year from the date of their acquisition by the Company.

7.10 If, according to an annual balance sheet suggested for approval to the General Shareholders' Meeting, or the results of a financial audit, at the end of the second and each subsequent fiscal year the value of the net assets of the Company is less than its share capital, the Company shall announce a decrease in its share capital to the amount, which shall not exceed the value of its net assets.

In this event, a decrease in the share capital of the Company shall be executed by reducing the nominal value of its shares.

7.11 Within 30 days from the date of the decision to reduce its share capital, the Company shall notify its creditors in writing about the reduction in the share capital of the Company and about its new amount, and distribute information about this decision in printed mass media, intended for publishing data on the state registration of legal entities.

7.12 The share capital of the Company can be reduced by redemption of part of the shares, on the basis of a decision on the reorganization of the Company made by the General Shareholders' Meeting, in the following cases:

- as provided in Sub-paragraph 1 of Paragraph 6 of Article 76 of the Federal Law "On Joint-Stock Companies";
- when the Company is reorganized by means of a separation through the redemption of converted shares.

7.13 While reducing its share capital, the Company shall observe the restrictions established by federal law.

Net Assets

7.14 The value of the net assets of the Company shall be evaluated in accordance with accounting data as set by the laws and regulations of the Russian Federation.

7.15 If, according to an annual balance sheet suggested for approval to the General Shareholders' Meeting, or the results of an audit of the value of the Company's net assets, at the end of a fiscal year, the value of the net assets of the Company is less than 100,000 (one hundred thousand) rubles, the Company shall make a decision on its liquidation.

7.16 If, in the event stipulated by Clause 7.10 of the Articles of Association, a decision on reducing the share capital of the Company was not made, and in the event stipulated by Clause 7.15 of the Articles of Association, a decision on liquidation was not made, shareholders shall be entitled to demand the liquidation of the Company in court.

VIII. SHARES OF THE COMPANY

Types of shares issued by the Company. General rights and liabilities of shareholders

8.1 The Company shall be entitled to issue common shares and preferred shares of one or more types.

8.2 All shares of the Company shall be registered and issued in a non-documentary form.

8.3 A share owned by the Company's founder shall not grant a voting right before it is paid in full.

8.4 Shareholders shall not be answerable for any liabilities of the Company and shall bear the risk of losses connected with its activities within the limits of the value of shares owned by them.

8.5 Shareholders, who have not paid for shares in full during the issue of these shares, shall be jointly and severally responsible for the liabilities of the Company within the non-paid amount of the value of shares owned by them.

8.6 A shareholder shall:

- meet the requirements of the Articles of Association and Company bylaws;
- pay for shares when they are issued in accordance with terms and procedures and by means stipulated by law, the Articles of Association and the agreement on issuing shares;
- timely inform the registrar of the Company of changes in his/her passport or registration data, mailing address, bank details and others. In the event of a shareholder's failure to provide information about such changes, the Company and registrar shall not be hold liable for losses associated with this failure;
- perform other liabilities as provided by law, the Articles of Association and decisions of the General Shareholders' Meeting , made within its competence.

8.7 The general rights of holders of all categories (types) of shares:

- to dispose of their shares without consent of other shareholders or the Company;
- shareholders of the Company shall have the preemptive right to purchase additional shares, issued by public subscription, and other securities convertible into shares, proportionally to the amount of shares of the category (type) they own;
- shareholders of the Company who voted against or did not participate in the voting on the issue of shares and other securities convertible into shares, by private subscription, shall have a preemptive right to purchase additional shares and other securities convertible into shares, issued by private subscription, proportionally to

the amount of shares of the category (type) that they own. This right shall not apply to the issue of shares and other securities convertible into shares by private subscription only among shareholders, if while this is taking place, shareholders can purchase a whole number of issued shares and other securities convertible into shares, proportionally to the amount of shares of the category (type) that they own;

- to receive a share of the net profit (dividends) to be distributed among shareholders in accordance with established procedures and the Articles of Association, depending on the category (type) of shares that a shareholder owns;
- to receive a share of the property of the Company (a liquidation quota) left after the Company is liquidated, proportionally to the amount of shares of the category (type) a shareholder owns;
- to have access to documents of the Company in accordance with established procedures and the Articles of Association, and to receive their copies on a paid basis;
- exercise other rights stipulated by law, the Articles of Association and decisions of the General Shareholders' Meeting made within its competence.

Common shares

8.8 Each common share of the Company shall have equal nominal value and it provides its holder with an equal measure of rights.

8.9 In accordance with the Federal Law "On Joint-Stock Companies", holders of common shares of the Company are entitled to participate in the General Shareholders' Meeting with a right to vote on all issues within the competence of the meeting. They are also entitled to receive dividends and a share of the property of the Company (a liquidation quota) in the event the Company is liquidated.

Preferred shares

8.10 The company's preferred shares of one type shall have equal nominal value and provide their holders with an equal measure of rights.

8.11 A holder of a preferred share shall be entitled to participate in the General Shareholders' Meeting. A holder of preferred shares of the Company shall not be entitled to vote at the General Shareholders' Meeting unless otherwise provided in the Federal Law "On Joint-Stock Companies".

A holder of preferred shares shall be entitled to participate in the General Shareholders' Meeting with a right to vote on issues dealing with the reorganization or liquidation of the Company.

8.12 A holder of a preferred share shall have a preemptive right as compared to the holders of common shares in receiving:

- accrued but non-disbursed dividends while the Company is liquidated;
- a share in the value of the property of the Company (liquidation value) left after it was liquidated, if the liquidation value of preferred shares is determined in the Articles of Association.

Voting shares

8.13 A voting share is a share granting its holder the right to vote on all issues within the competence of the General Shareholders' Meeting or on specific issues stipulated by federal law.

A share, voting on all issues within the competence of the General Shareholders' Meeting, is:

- a common share paid in full, except for shares at the disposal of the Company;
- a preferred share, the amount of dividend on which is established in the Articles of Association, beginning with the meeting following the Annual General Shareholders'

Meeting, at which the decision on the payment of dividends on preferred shares of this type was not made for whatever reason, or a decision was made on the partial payment of dividends on preferred shares of this type (except for the cases established by law).

8.14 A preferred share of any type shall grant the right to vote on the reorganization and liquidation of the Company and on making amendments and additions to the Articles of the Association of the Company, which limit the rights of the holders of preferred shares of this type, including establishing or increasing the amount of dividends and(or) establishing or increasing the liquidation value paid on preferred shares of the previous issue, and on granting the holders of preferred shares other advantages in the priority of receiving dividends and(or) the liquidation value of shares.

8.15 Shares voting on all issues within the competence of the General Shareholders' Meeting shall grant their holders the right:

- to participate in voting (including by "absentee vote") at the General Shareholders' Meeting on all issues within its competence;
- to nominate candidates to the executive governing bodies of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to submit suggestions for the agenda of the Annual General Shareholders' Meeting in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand access to a list of persons eligible to participate in the General Shareholders' Meeting , for inspection in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to access accounting documents of the Company in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand convening the Extraordinary Shareholders' Meeting and holding an inspection of the financial and business performance of the Company by the Audit and Compliance Commission in accordance with established procedures and under conditions stipulated by law and the Articles of Association;
- to demand that the Company buy out all or a part of the shares a shareholder owns, in cases stipulated by law.

8.16 Preferred shares, voting on specific issues within the competence of the General Shareholders' Meeting only, shall grant their holders the right:

- to participate in voting (including by "absentee vote"), at the General Shareholders' Meeting on these issues only;
- to demand that the Company buys out all or part of the shares a shareholder owns, in cases stipulated by law.

IX. ISSUING SHARES AND OTHER SECURITIES

9.1 The Company is entitled to issue additional shares and other securities by subscription and conversion. In the event the share capital of the Company is increased at the expense of its property, the Company shall issue additional shares distributing them among its shareholders.

The issuance of additional shares and other equity securities by the Company is subject to the existing laws and regulations.

9.2 In the event the Company issues shares and other securities convertible into shares by subscription, the Company shall be entitled to conduct a public and private offering.

9.3 Fractional shares pursuant to preemptive rights and consolidation entitle their holders to exercise the rights for holders of shares of a similar category (type) in proportion to the percentage of their share.

Fractional shares shall float pari passu with common stocks. If a person purchases one or more fractional shares of a particular category (type) these shares shall form one share and/or fractional share equaling the sum of these fractions.

X. ACQUIRING ISSUED SHARES BY THE COMPANY

10.1 The Company shall be entitled to buy out shares issued by it, on the basis of a decision of the General Shareholders' Meeting on reducing the share capital of the Company by buying out part of the issued shares for a reduction in their total amount.

10.2 The shares acquired by the Company on the basis of a decision of the General Shareholders' Meeting on reducing the share capital of the Company by buying out its shares for the reduction of their total amount, shall be redeemed at the moment of their purchase by the Company.

10.3 The Company shall be entitled to buy issued shares by the resolution of the Board of Directors in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies".

10.4 The shares acquired by the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies", shall not grant the right to vote; they shall not be taken into account when counting votes; no dividends can be accrued on them. Such shares shall be sold at their market price not later than within one year from the date of their purchase by the Company. Otherwise, the General Shareholders' Meeting shall make a decision on the reduction of the share capital of the Company through the redemption of the mentioned shares.

10.5 The payment for the issued shares acquired by the Company can be executed by monies, securities, other property, ownership and other rights, which have money value.

10.6 When making a decision to purchase issued shares, the Company shall observe the restrictions established by federal law.

XI. DIVIDENDS

11.1 The dividend is a part of the net profit of the Company for a reported period, which is to be distributed among shareholders proportionally to the amount of their shares of a corresponding category and type.

Dividends shall be paid from the Company's profit after tax (net profit of the Company). The Company's net profit shall be determined on the basis of accounting records of the Company. Dividends on preferred shares of selected categories can also be paid from the Company's special funds, formed for this purpose earlier.

11.2 The Company shall be entitled to make a decision on (to announce) the payment of dividends on issued shares by the end of the first quarter, the first half, the first nine months of a financial year and(or) by the end of a fiscal year.

The decision on paying (announcing) dividends by the end of the first quarter, the first half and the first nine months of a financial year can be made during three months after the end of the respective period.

The decision on paying (announcing) dividends, including decisions on the amount of dividends and the form of its payment on shares of each category (type) shall be made by the General Shareholders' Meeting. The amount of dividends shall not exceed the amount recommended by the Board of Directors of the Company.

11.3 A dividend shall be paid in monies and(or) securities.

11.4 Dividends for the first quarter, the first half and the first nine months of a financial year shall be paid not later than 60 days after the decision on dividend payments was made. Annual dividends shall be paid before December 31 of each current year.

11.5 In order to pay dividends, the Company shall draw a list of persons eligible to receive dividends. This list shall be made on the basis of data contained in the register as of the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting, which made a decision on paying dividends.

11.6 While making a decision on (announcing) the payment of dividends, the Company shall observe the restrictions established by federal law.

XII. CORPORATE BODIES

12.1 The following are executive governing bodies of the Company:

- the General Shareholders' Meeting;
- the Board of Directors;
- the sole executive authority (the General Director);
- Joint executive authority (Executive Board).

In the event of the appointment of the Liquidation Commission, all the functions regarding the conduct of the Company's business shall be transferred to the commission.

12.2 The Audit and Compliance Commission is the body controlling the financial and economic activities of the Company.

12.3 The General Shareholders' Meeting elects the Board of Directors and the Audit and Compliance Commission.

12.4 The Registrar performs the functions of the Counting Commission.

12.5 In the event of voluntary liquidation, the General Shareholders' Meeting shall elect the Liquidation Commission. In the event of forced liquidation, the Liquidation Commission is appointed by a court (an arbitration court).

XIII. GENERAL SHAREHOLDERS' MEETING

Competence of the General Shareholders' Meeting

13.1 The General Shareholders' Meeting holds the ultimate decision-making authority of the Company.

The General Shareholders' Meeting can make decisions (the formats of holding the General Shareholders' Meeting):

- by convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote without sending (handing out) ballots prior to the General Shareholders' Meeting;
- by convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote with the prior sending (handing out) of voting ballots prior to the General Shareholders' Meeting ;
- by "absentee vote" (without convening the General Shareholders' Meeting "in person" in order to discuss issues included on the agenda and make decisions on issues put to a vote).

The Company shall hold the General Shareholders' Meeting every year not earlier than 2 months after and not later than 6 months after the end of each fiscal year

The General Shareholders' Meeting shall be held in Moscow.

Preparing, convening and holding the General Shareholders' Meeting is made in compliance with the Federal Law "On Joint-Stock Companies", other laws currently in force, the Articles of Association of the Company and Company bylaws regulating activities of the General Shareholders' Meeting.

13.2 The following issues lie within the competence of the General Shareholders' Meeting:

- to adopt amendments and additions to the Articles of Association of the Company or approve a new edition of the Articles of Association (except for cases envisaged in Paragraphs 2 to 5 of Article 12 of the Federal Law "On Joint-Stock Companies");
- to reorganize the Company;
- to liquidate the Company, appoint the Liquidation Commission and approve interim and final liquidation balances;
- to determine the number of Board members, voting procedures, elect members of the Board of Directors and dismiss them before term;
- to elect members of the Audit and Compliance Commission of the Company and dismiss them before term;
- to appoint the Auditor of the Company;
- to determine the number, nominal value, category (type) of authorized shares and rights granted by these shares;
- to increase the share capital of the Company by increasing the nominal value of shares;
- to increase the share capital of the Company by issuing shares by private subscription;
- to issue securities of the Company, convertible into shares, by private subscription;
- to increase the share capital of the Company by issuing, by public subscription, common shares equaling more than 25 percent of the earlier issued common shares;
- to issue, by public subscription, securities of the Company, which can be converted into common shares equaling more than 25 percent of the earlier issued common shares;
- to increase the share capital of the Company by issuing, by public subscription, common shares in the amount of 25 percent or less of the earlier issued common shares in the event the Board of Directors has failed to reach a unanimous agreement on this matter;

- to increase the share capital of the Company by issuing additional shares within the limits, which are fixed for the number and category (type) of authorized shares, at the expense of the Company's property when the issue of additional shares is made by means of their distribution among shareholders in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to increase the share capital of the Company by issuing additional preferred shares within the limits, which are fixed to the number of authorized shares of this category (type) by means of their public subscription in the event the Board of Directors has failed to reach a unanimous agreement on this matter;
- to decrease the share capital of the Company by decreasing the nominal value of shares through the acquisition of some shares by the Company in order to reduce their total number and through the redemption of acquired and repurchased shares (shares at the disposal of the Company);
- to pay (announce) dividends for the first quarter, the first half of the first nine months of a fiscal year;
- to approve annual reports and annual financial statements, including profit-and-loss statements (profit-and-loss accounts) of the Company, as well as profit distribution (including the disbursement (announcement) of dividends excluding profits distributed as dividends for the first quarter, the first half or the first nine months of a fiscal year), and losses of the Company at the end of each fiscal year;
- to determine the standing order of the General Shareholders' Meeting;
- to split and consolidate shares;
- to make decisions on the approval of transactions in cases envisaged in Article 83 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the approval of material transactions in cases envisaged in Paragraph 2 of Article 79 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the approval of material transactions in cases envisaged in Paragraph 3 of Article 79 of the Federal Law "On Joint-Stock Companies";
- to make decisions on the Company's participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;
- to approve bylaws regulating the functions of the Company's executive governing bodies;
- to make decisions on the remuneration and (or) reimbursement of expenses made by the members of the Audit and Compliance Commission in the process of the execution of their duties; to determine the amount of such remunerations and reimbursements;
- to make decisions on the remuneration and (or) reimbursement of expenses made by the members of the Board of Directors of the Company in the process of the execution of their duties; to determine the amount of such remunerations and reimbursements;
- to make a decision on the reimbursement, at the expense of the Company, of spendings on the preparation and organization of an extraordinary meeting to private individuals and governing bodies that initiated this meeting;
- to determine a list of additional documents, which are obligatory for the Company to keep;

13.3 The General Shareholders' Meeting does not have the authority to consider and make decisions on matters, which are not defined by law and the Articles of Association of the Company as those falling under its competence.

13.4 The General Shareholders' Meeting is not entitled to make decisions on matters, which are not included on the agenda of the meeting, or change the agenda.

13.5 The Chairman of the Board of Directors shall preside over the General Shareholders' Meeting. In the event of the Chairman's absence or refusal to preside over the meeting, a Deputy Chairman of the Board of Directors of the Company shall assume this responsibility.

If a General Shareholders' Meeting is to elect members of the Board of Directors, the Audit and Compliance Commission and approve Auditors of the Company, the Company shall make all reasonable efforts to ensure the presence of candidates at the General Shareholders' Meeting.

The order of making decisions by the General Shareholders' Meeting.

13.6 A decision put to a vote by the General Shareholders' Meeting shall be made by a majority of votes among the holders of voting shares of the Company, who participate in the meeting, unless otherwise provided in the Federal Law "On Joint-Stock Companies".

13.7 The General Shareholders' Meeting can make decisions on issues 2, 8-17, 18, 20-26 of Clause 13.2 only at the suggestion of the Board of Directors.

The General Shareholders' Meeting is entitled to make decisions on issues 22 and 23 Clause 13.2 before relevant major transactions are concluded.

13.8 The General Shareholders' Meeting can make decisions on issues 1-3, 7, 9-12 and 23 of Clause 13.2 by a majority of three fourths of the holders of voting shares of the Company, who participate in the General Shareholders' Meeting.

13.9 The counting of votes during the General Shareholders' Meeting on an issue put to a vote to be resolved by the General Shareholders' Meeting with the participation of the holders of the common and preferred shares of the Company is made jointly by all voting shares.

13.10 Decisions made by the General Shareholders' Meeting and the voting results shall be voiced at the General Shareholders' Meeting, which held the voting on them, or shall be reported to persons, who are included on the list of shareholders eligible to participate in the General Shareholders' Meeting, in a report on the voting results. The results shall be reported not later than 10 days following the drawing of minutes on the voting results and in accordance with established order on reporting on holding the General Meeting.

The minutes of the General Shareholders' Meeting shall be made in two copies not later than 15 days following the closing of the General Shareholders' Meeting or the deadline for accepting absentee ballots if the meeting is held by "absentee vote". The Chairman and the Secretary of the meeting shall sign both copies.

Notice of holding a General Shareholders' Meeting

13.11 The notice of holding the General Shareholders' Meeting shall be made not later than 20 days prior to the meeting, while the notice of holding the General Shareholders' Meeting, whose agenda includes an issue of the Company's reorganization, shall be made not later than 30 days prior to holding it.

The notice of holding the General Shareholders' Meeting shall be published in the printed version of the Rossiyskaya Gazeta newspaper.

In the event the printed version of the Rossiyskaya Gazeta newspaper is closed, the notice of the planned General Shareholders' Meeting shall be published in the printed version of the Vedomosti newspaper.

The Company is entitled to give notice of holding the General Shareholders' Meeting to every person indicated on the list of persons entitled to participate in the General Shareholders' Meeting by registered mail or by direct delivery.

13.12 The information (documents), which should be presented to persons entitled to participate in the General Shareholders' Meeting while preparing the meeting, includes annual accounting statements, including the Auditor's conclusion, the

conclusion of the Company's Audit and Compliance Commission based on the results of the examination of the annual accounting statements, data on a candidate (candidates) to the Company's executive governing bodies, the Board of Directors, the Audit and Compliance Commission, the Company's Auditor, a draft of amendments and additions to the Articles of Association of the Company, or a new version of the Articles of Association of the Company, drafts of Company bylaws, which are approved by the General Shareholders' Meeting, draft decisions of the General Shareholders' Meeting, losses of the Company by the end of a fiscal year as well as other documents approved by the Company's Board of Directors.

Shareholders may request information (materials), which is to be provided in the course of preparations for a General Shareholders' Meeting at the premises of the sole executive body or others stated in a notice of the General Shareholders' Meeting and using electronic communications, including the Internet, on the Company's web-site www.rbcinfosystems.ru. The Company must, at the request of a person entitled to participate in the General Shareholders' Meeting, provide this person with copies of the above-mentioned publications within five days from the date of submitting his/her request.

The list of persons entitled to participate in the General Shareholders' Meeting and its copies shall be provided at the request of any person (persons) on this list and owning at least 1 percent of interests with voting rights on any issue featured on the agenda of the General Meeting.

The fee levied for the provision of copies of the documentation containing information (copies of the materials) to be submitted to persons entitled to participate in the General Shareholders' Meeting shall not exceed the cost of producing the copies.

The list of documents with additional information to be presented to persons eligible to participate in the General Shareholders' Meeting is defined in the Company bylaw called the Provisions on the General Shareholders' Meeting.

13.13 The information (documents), stipulated in Clause 13.12, should be made available to persons eligible to participate in the General Shareholders' Meeting 20 days before the meeting. This information (documents) should be available to persons taking part in the General Shareholders' Meeting during the meeting itself.

Proposals to the agenda of a General Shareholders' Meeting of the Company

13.14 The shareholders (a shareholder), who in total own(s) at least 2 percent of the Company's voting shares, are (is) entitled to introduce issues on the agenda of the General Shareholders' Meeting and nominate candidates to the Board of Directors and the Audit and Compliance Commission. The number of candidates shall not exceed the number of members of the corresponding governing body, which is determined in the Articles of Association of the Company.

Shareholders are entitled to submit any issue to the agenda of the General Shareholders' Meeting or to call a General Shareholders' Meeting without submitting an extract from the shareholder register if their shareholding rights are listed in the shareholder register, and if their shareholding rights are listed in the custody account then the shareholder shall submit an extract from the custody account for exercising the above-mentioned rights.

13.15 A proposal on including issues on the agenda of the General Shareholders' Meeting shall contain the formulation of each issue being proposed. A proposal on including issues on the agenda of the General Shareholders' Meeting may contain the formulation of the decision for each issue being proposed.

13.16 A proposal regarding the nomination of candidates shall contain the name of each candidate being nominated and the name of the body to which he is proposed to be elected. In addition, the proposal should contain a written approval of the candidate to be nominated for election to a corresponding body of the Company.

13.17 Proposals regarding the introduction of issues on the agenda of the General Shareholders' Meeting and the nomination of candidates shall be made in writing with the indication of the name (company name) of the shareholders (a shareholder) who submitted them, the number and category (type) of shares they (he) hold(s) and shall be signed by the shareholders (a shareholder).

13.18 The Board of Directors of the Company shall consider the submitted proposals and make a decision on including them on the agenda of the General Shareholders' Meeting or about declining to include them on the specified agenda not later than 5 days after the expiry of the deadline for submitting proposals regarding the agenda of the Annual General Shareholders' Meeting and nominating candidates to the Board of Directors, the Audit and Compliance Commission and the Counting Commission as stipulated by the Articles of Association of the Company.

13.19 An issue proposed by shareholders (a shareholder) shall be included on the agenda of the General Shareholders' Meeting, and the nominated candidates shall be included on the list of candidates to be elected to the corresponding governing body of the Company, except for cases when:

- shareholders (a shareholder) fail(s) to meet deadlines, stipulated by the Articles of Association, for introducing issues on the agenda and nominating candidates at the Annual General Shareholders' Meeting;
- shareholders (a shareholder) fail(s) to meet the stipulated deadlines, stipulated by the Articles of Association, for nominating candidates to be elected to the Board of Directors at the Extraordinary General Shareholders' Meeting;
- shareholders (a shareholder) do(es) not own the number of voting shares of the Company stipulated by Paragraphs 1 and 2 of Article 53 of the Federal Law "On Joint-Stock Companies";
- the proposal fails to meet the requirements stipulated in Paragraphs 3 and 4 of Article 53 of the Federal Law "On Joint-Stock Companies" and the requirements of the Articles of Association of the Company based thereupon;
- an issue proposed to be included on the agenda of the General Shareholders' Meeting is beyond its competence according to law and the Articles of Association of the Company and (or) fails to meet the requirements of the Federal Law "On Joint-Stock Companies" and other laws of the Russian Federation.

13.20 The motivated decision of the Board of Directors of the Company about declining to include a proposed issue on the agenda of the General Shareholders' Meeting or a candidate on the list of candidates to be elected to the corresponding governing body of the Company shall be sent to the shareholders (a shareholder), who proposed the issue or nominated the candidate, not later than 3 days after making this decision.

13.21 The Board of Directors of the Company is not entitled to make changes to the formulation of issues proposed to be included on the agenda of the General Shareholders' Meeting, and the formulation of a decision on such issues.

13.22 Apart from issues proposed by shareholders to be included on the agenda of the General Shareholders' Meeting, as well as in the event there are no such proposals, the absence or the insufficient number of candidates proposed by shareholders for the establishment of the corresponding governing body, the Board of Directors of the Company is entitled to include issues on the agenda of the General Shareholders' Meeting or candidates on the list of candidates as it deems necessary.

Extraordinary General Shareholders' Meeting

13.23 The Extraordinary General Shareholders' Meeting is held according to the decision made by the Board of Directors of the Company based on its own initiative, the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company and the shareholders (a shareholder), who own (s) at least 10 percent of the voting shares of the Company on the day the demand is filed.

The Extraordinary General Shareholders' Meeting is convened by the Board of Directors of the Company at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company.

13.24 Within 5 days of the date the demand to convene the Extraordinary General Shareholders' Meeting was filed by the Audit and Compliance Commission of the Company, the Auditor of the Company or shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, the Board of Directors of the Company shall make a decision on convening the Extraordinary General Shareholders' Meeting or about declining to convene it.

The decision of the Board of Directors of the Company about convening the Extraordinary General Shareholders' Meeting or a motivated decision on declining to convene it shall be sent to the persons demanding that it should be convened not later than 3 days after this decision is made.

The decision to decline to convene the Extraordinary General Shareholders' Meeting at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, can be made only on the grounds stipulated by the Federal Law "On Joint-Stock Companies".

The decision of the Board of Directors of the Company about declining to convene the Extraordinary General Shareholders' Meeting can be appealed in court.

13.25 The Extraordinary General Shareholders' Meeting, which is convened at the demand of the Audit and Compliance Commission of the Company, the Auditor of the Company or the shareholders (a shareholder), who own(s) at least 10 percent of the voting shares of the Company, shall be held within 40 days from the moment the demand of holding the Extraordinary General Shareholders' Meeting is presented.

13.26 In the event the suggested agenda of the Extraordinary General Shareholders' Meeting includes an issue on electing members to the Board of Directors (Supervisory Board) of the Company, such a General Shareholders' Meeting shall be held within 70 days from the moment the demand of holding the Extraordinary General Shareholders' Meeting is presented.

The rule specified above shall apply to both cases when the proposed agenda for an extraordinary meeting contains only the item of appointing members of the Company's Board of Directors, and cases when the proposed agenda embraces other issues alongside the aforesaid.

13.27 In the event a demand to convene the Extraordinary General Shareholders' Meeting is sent by an unregistered letter or by an ordinary mail, the date of presenting the demand is the date specified by the impression of a date stamp confirming the date of receipt of the postal message. In the event a demand for the Extraordinary General Shareholders' Meeting is sent by registered mail or any other registered mail, the date of presenting the demand is the date of direct delivery of the mail to the Company.

In the event a demand to convene the Extraordinary General Shareholders' Meeting is delivered directly to the Company, the date of presenting this demand is the date of delivery.

13.28 In the event the Board of Directors of the Company fails to make a decision on convening the Extraordinary General Shareholders' Meeting or makes a decision on declining to convene it after the deadline stipulated by the Federal Law "On Joint-Stock Companies" expires, the Extraordinary General Shareholders' Meeting can be convened by Company's governing bodies or persons demanding that it should be convened.

The bodies or persons convening the Extraordinary General Shareholders' Meeting shall have the authority stipulated by the Federal Law "On Joint-Stock Companies",

which is required for convening and holding the Extraordinary General Shareholders' Meeting.

In this event, the costs of preparing and holding the Extraordinary General Shareholders' Meeting may be reimbursed by the Company according to the decision of the General Shareholders' Meeting.

Quorum of a General Shareholders' Meeting

13.29 The General Shareholders' Meeting shall be valid (have a quorum) if the shareholders, who own a total of more than a half of the votes represented by the voting shares of the Company allowing for voting for at least one issue on the agenda, participate in it.

In the event by the beginning of the General Shareholders' Meeting there is no quorum for any of the issues on the agenda of the General Meeting, the beginning of the meeting is postponed for no more than 2 hours.

Participants of the General Shareholders' Meeting, which is held by convening the General Shareholders' Meeting "in person" in order to discuss the issues on the agenda and to make decisions on the issues put to a vote without a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, shall be the shareholders who registered to participate in it.

Participants of the General Shareholders' Meeting, which is held by convening the General Shareholders' Meeting "in person" in order to discuss the issues on the agenda and to make decisions on the issues, which were put up to a vote with a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, shall be shareholders who registered to participate in it as well as shareholders whose ballots were received not later than 2 days prior to holding the General Shareholders' Meeting.

Participants of the General Shareholders' Meeting, which is held by "absentee vote", shall be the shareholders whose ballots were received before the deadline for accepting ballots.

13.30 In the event there is no quorum for holding the Annual General Shareholders' Meeting, a second General Shareholders' Meeting shall be held with the same agenda. In the event there is no quorum while holding the Extraordinary General Shareholders' Meeting, a second General Shareholders' Meeting may be held with the same agenda.

A second General Shareholders' Meeting shall be valid (have a quorum) if the shareholders, who own a total of at least 30 percent of the votes represented by the voting shares of the Company, participate in it.

Voting ballots

13.31 The vote on the issues on the agenda the General Shareholders' Meeting shall be executed by voting ballots.

13.32 While holding the General Shareholders' Meeting by "absentee vote" and while holding the General Shareholders' Meeting by convening the Shareholders' Meeting "in person" in order to discuss the issues on the agenda and make decisions on the issues put to a vote with a preliminary sending (handing out) of voting ballots before the General Shareholders' Meeting is held, a voting ballot shall be sent or handed out to every person indicated on the list of persons entitled to participation in the General Shareholders' Meeting, which is to be confirmed by their signatures, not later than 20 days prior to the General Shareholders' Meeting.

Voting ballots shall be sent by registered mail.

13.33 While holding the General Shareholders' Meeting, except for the General Shareholders' Meeting held by "absentee vote", the persons included on the list of persons entitled for participation in the General Shareholders' Meeting (or their agents) are entitled to participate in such a meeting or send filled-out ballots to the Company. While determining the quorum and tallying the results of the vote, the

voting ballots are calculated if they were received by the Company not later than 2 days prior to the date of holding the General Shareholders' Meeting.

13.34 A voting ballot shall contain the data indicated in Paragraph 4 of Article 60 of the Federal Law "On Joint-Stock Companies" and information specified in the Provisions on the General Shareholders' Meeting. A voting ballot may contain additional information, which is determined by the Board of Directors while approving the form and the text of the voting ballot.

13.35 In the event of voting by voting ballot, those votes on the issues shall be counted in which shareholders mark only one of a number of possible choices. Any voting ballots filled out without meeting this requirement shall be recognized as null and void.

If an issue voted on by voting ballots comprises more than one decision statement and the "yes" vote is given to more than one statement, the ballot is recognized as null and void.

If when electing the Auditor of the Company a stockholder casts the "yes" vote for more than one nominee such a ballot shall be recognized as null and void.

If when electing members of the Audit and Compliance Commission of the Company a stockholder casts the "yes" vote for a number of nominees larger than that of vacant positions such a ballot shall be recognized as null and void.

If in cumulative voting when electing Directors a stockholder casts more votes than he is entitled to such a ballot shall be recognized as null and void.

If a voting ballot comprises several issues to be voted on, the failure to meet the above-mentioned requirements in one or several issues shall not result in the recognition of the ballot as void or null as a whole.

If a ballot does not allow the person (a shareholder or his/her proxy) who has voted therewith to be identified such a ballot shall be recognized as null and void.

While holding a General Meeting by absentee vote, the voting ballots received by the Company after the date of the General Shareholders' Meeting (the deadline for receiving the voting ballots) shall be recognized as null and void.

If while holding a General Shareholders' Meeting convened "in person" in order to discuss issues on the agenda and to make decisions on issues to be voted on with a preliminary distribution (handing out) of voting ballots prior to holding the General Shareholders' Meeting, ballots, which were sent to shareholders prior to holding the General Shareholders' Meeting, are found in a ballot-box, these ballots should be recognized as null and void since they were received by the Company later than two days prior to the date of the Shareholders' Meeting.

If a voting ballot is recognized null and void, the votes it contains shall not be counted.

13.36 While tallying votes, in the event there is two or more ballots filled out by one person in which he left various choices for the same issue on the agenda of the General Meeting, all voting on this issue in ballots is recognized as null and void.

This rule is not applied to voting ballots if the following conditions are observed simultaneously: 1) if a ballot is signed by a person who issued a power of attorney for voting in regard to shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) persons acting on the basis of such powers of attorneys; 2) if the fields of ballots, used for specifying the number of votes for each voting choice, contain the number of votes cast for the corresponding choice and the corresponding remarks that the voting was conducted in compliance with instructions from the purchaser of shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) according to instructions of owners of depositary securities, or remarks that the voting was conducted by a power of attorney issued for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting or that a part

of shares was transferred after the date of drawing a list of persons eligible to participate in the General Meeting.

13.37 If, when electing members to the Audit and Compliance Commission of the Company, the number of candidates receiving more than 50 percent of the votes of shareholders, who take part in the voting on this issue, is more than the quantitative composition of the above bodies, the candidates who muster the largest number of votes are elected.

Counting Commission

13.38 The functions of the Counting Commission are executed by the Registrar of the Company.

13.39 The Counting Commission checks out the authority and registers persons participating in the General Shareholders' Meeting, determines the quorum of the General Shareholders' Meeting, clears up the issues arising while shareholders (or their agents) exercise their right to vote at the General Meeting, explains the procedure of voting on the issues put to a vote, secures the established procedure of voting and shareholders' rights of their participation in voting, tallies votes and sums up the results of voting, draws minutes on the voting results, submits voting ballots to the archive and performs other functions stipulated in these Articles of Association and Company bylaws.

XIV. BOARD OF DIRECTORS

Competence of the Board of Directors

14.1 The Board of Directors conducts the general management of the Company's activities except for decisions on the issues, which are classified as lying within the competence of the General Shareholders' Meeting by federal law and the Company's Articles of Association.

14.2 The Board of Directors shall be entitled to:

- elect the sole executive authority of the Company;
- terminate the authority of the sole executive body of the Company before term;
- create of joint executive authority of the Company – Board of Directors, dismiss members of the Board of Directors ahead of schedule;
- determine top-priority guidelines of the Company's activities, including the approval of quarterly and annual budgets of the Company;
- convene the Annual and Extraordinary General Shareholders' Meetings, except for the cases stipulated in Paragraph 8 of Article 55 of the Federal Law "On Joint-Stock Companies";
- approve the agenda of the General Shareholders' Meeting;
- determine the date of drawing up a list of persons eligible to participate in the General Shareholders' Meeting and other issues qualified as lying within the competence of the Board of Directors of the Company in accordance with the provisions of Article VII of the Federal Law "On Joint-Stock Companies" and connected with preparing and holding the General Shareholders' Meeting;
- give preliminarily approval of the annual reports of the Company;
- increase the share capital of the Company by issuing additional shares within the number and category (type) of authorized shares at the expense of the Company's property, when the issue of additional shares is carried out by distributing them among shareholders;

- increase the share capital of the Company by issuing additional common shares within the number of authorized shares of this category (type) by public subscription in the amount of 25 percent or less of the previously issued common shares of the Company;
- increase the share capital of the Company by issuing additional preferred shares within the number of authorized shares of this category (type) by public subscription;
- issue securities convertible into common shares by public subscription, in the amount of 25 percent or less of the previously issued common shares;
- issue bonds convertible into preferred shares and other securities convertible into preferred shares, by public subscription;
- issue bonds, which cannot be converted into shares and other securities, which cannot be converted into shares;
- approve the decision about issuing securities, the Securities Offering Prospectus, the report on issuing securities, make amendments and additions to them;
- determine the price (value) of property, the price of the issue and redemption of securities in cases stipulated by the Federal Law "On Joint-Stock Companies";
- purchase the issued shares of the Company in accordance with Paragraph 2 of Article 72 of the Federal Law "On Joint-Stock Companies";
- purchase bonds and other securities issued by the Company in cases stipulated by the Federal Law "On Joint-Stock Companies";
- approve the report on the results of purchasing shares, which were purchased in accordance with Paragraph 1 of Article 72 of the Federal Law "On Joint-Stock Companies";
- make recommendations to the General Shareholders' Meeting regarding the amount of remunerations and reimbursements to be paid to the members of the Audit and Compliance Commission;
- determine the amount of payment for the Auditor's services;
- make recommendations to the General Shareholders' Meeting regarding the amount of dividend for the shares for the first quarter, the first half, the first nine months of a fiscal year and(or) for a fiscal year and the procedure of dividend payment;
- make recommendations to the General Shareholders' Meeting regarding the procedure of distributing profit and losses of the Company at the end of a fiscal year;
- the use of the reserve fund and other funds of the Company;
- approve Company bylaws, except for the bylaws regulating the activities of the Company governing bodies, which are approved by the decision of the General Shareholders' Meeting as well as other Company bylaws, whose approval is qualified by the Articles of Association as lying within the competence of the sole executive authority of the Company, make additions and amendments to these documents;
- create and liquidate branches, open and close the Company's offices, approve the Branch and Office Provisions and make additions and amendments to them;
- create committees and commissions of the Board of Directors of the Company;
- make amendments to the Articles of Association of the Company, which are related to the establishment of branches, opening offices of the Company and their liquidation;

- approve material transactions in cases stipulated by Chapter X of the Federal Law "On Joint-Stock Companies";
- approve deals stipulated by Chapter XI of the Federal Law "On Joint-Stock Companies";
- approve the Company's Registrar and the conditions of an agreement with it as well as terminate the agreement with the Registrar of the Company;
- approve procedures of internal control over financial and business activities of the Company; make decisions at any time about the examination of financial and business activities of the Company;
- determine the person authorized to sign an agreement on behalf of the Company with the sole executive authority;
- determine the list of additional documents, which should obligatorily be stored with the Company;
- approve the terms of contracts with executive authorities of the Company, determine the requirements for professional skills and remuneration of General Director, members of the Executive Board, top managers of the main structural divisions of the Company;
- make a decision about appointing a temporary Acting General Director while the General Director, elected by the General Shareholders' Meeting, is incapable of fulfilling his duties (temporary inability to work, vacation, business trips, etc.);
- approve an annual financial and economic plan of the Company;
- make a decision on suspending the sole executive body of the Company and forming a new sole executive body of the Company or on the transfer of powers of the sole executive body to a management company or a manager;
- approve risk management procedures of the Company;
- other issues stipulated by the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

14.3 The issues, which are qualified as lying within the competence of the Board of Directors of the Company, cannot be transferred to the executive authority of the Company to make a decision thereon.

14.4 According to the decision of the General Shareholders' Meeting, in the period of fulfilling their duties, the members of the Board of Directors of the Company may be paid a remuneration and (or) reimbursement for their expenditures.

Election of the Board of Directors

14.5 The members of the Board of Directors of the Company shall number 9, as elected by the General Shareholders' Meeting.

Candidates for the Company's Board of Directors can be nominated by shareholders (shareholder) who own(s) a total of no less than 2 percent of the voting shares of the Company.

14.6 The elections of the members of the Board of Directors shall be executed by cumulative vote.

14.7 In the cumulative vote the number of votes belonging to each shareholder is multiplied by the number of persons who should be elected to the Board of Directors of the Company, and a shareholder is entitled to cast all these votes for one candidate or distribute them among two or more candidates.

The candidates who muster the largest number of votes shall be recognized as the members elected to the Board of Directors of the Company.

14.8 The members of the Board of Directors of the Company shall be elected for the term until the next Annual Shareholders' Meeting.

Persons elected to the Board of Directors may be reelected an unlimited number of times.

14.9 In the event the Annual General Shareholders' Meeting was not held before the deadline stipulated in Paragraph 1 of Article 47 of the Federal Law "On Joint-Stock Companies", the authority of the Board of Directors is terminated except for the authorities of preparing, convening and holding the Annual General Shareholders' Meeting.

14.10 If the term of the Board of Directors has expired and a General Shareholders' Meeting has not elected a new Board with a number of directors large enough for a quorum for any board action as set forth herein, then all power belonging to Directors of the Company shall expire except for the power to prepare for, call and hold a General Shareholders' Meeting.

14.11 After being elected, members of the Board of Directors shall disclose information allowing for establishing affiliation of a board member with shareholders or counteragents of the Company and with their affiliated persons. Such information should be disclosed in the form of a personal application by the elected member of the Board of Directors.

14.12 A member of the Board of Directors does not need to be a shareholder of the Company. Only a private individual can be a member of the Board of Directors of the Company. Candidates to the Company's Board of Directors shall comply with requirements set in the Provisions on the Board of Directors.

14.13 A member of the Board of Directors is entitled to divest himself of his authority by his own free will by notifying in writing the Chairman of the Board of Directors thereof and specifying the date of divesting himself of his authority. The authorities of the rest of the members of the Board of Directors are not terminated except for the case stipulated in the next Paragraph of the Articles of Association of the Company.

14.14 In the event the number of the members of the Board of Directors diminishes by more than a half of the number of the members of the Board of Directors determined by the Articles of Association of the Company, the Board of Directors shall make a decision on holding the Extraordinary General Shareholders' Meeting to elect a new Board of Directors of the Company. The remaining members of the Board of Directors are entitled to make a decision only about convening such the Extraordinary General Shareholders' Meeting.

14.15 A General Shareholders' Meeting is entitled to make a decision on early termination of powers of the Board of Directors only with respect to the elected Board members.

If power belonging to all Board members terminates early and a General Shareholders' Meeting has not elected a number of Directors large enough for a quorum for any board action, as set forth herein, then the term of the Company's Board of Directors shall expire except for the power to prepare for, call and hold a General Shareholders' Meeting.

Chairman of the Board of Directors

14.16 The Chairman of the Board of Directors shall be elected by the members of the Board of Directors of the Company from the members of the Board of Directors by the majority of votes of all members of the Board of Directors of the Company without taking into account the votes of former members of the Board of Directors.

14.17 The Board of Directors is entitled to reelect its Chairman at any time by a majority of votes of all members of the Board of Directors without taking into account the votes of former members of the Board of Directors.

14.18 The Chairman of the Board of Directors of the Company shall organize its work, convene meetings of the Board of Directors of the Company and chair them, as well as organize the minutes of the Board of Directors' meetings.

14.19 If the Chairman of the Board of Directors of the Company is absent, his functions are performed by a Deputy Chairman of the Company's Board of Directors.

Board of Directors' Meeting

14.20 A meeting of the Board of Directors is convened by the Chairman of the Board of Directors of the Company at his own initiative, at the demand of a member of the Board of Directors, the Audit and Compliance Commission of the Company or the Auditor of the Company and the sole executive authority of the Company.

14.21 While determining the quorum and the results of votes on the issues on the agenda, an opinion in writing of a member of the Board of Directors of the Company, who is absent at a meeting of the Board of Directors, shall be taken into account.

14.22 A decision of the Board of Directors may be made by "absentee vote". The procedure of convening and holding meetings of the Board of Directors of the Company as well as the procedure of making decisions by "absentee vote" shall be determined in the Provisions on the Board of Directors.

14.23 A quorum for holding a meeting of the Board of Directors is the presence in person and(or) the presence of written opinions of more than a half of the members of the Board of Directors, which is determined by the Articles of Association, except for the quorum for the issues, the decision on which requires unanimity, the majority of three fourths or the majority of all members of the Board of Directors, according to the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company, without taking into account the votes of former members of the Board of Directors, and the majority of Board members who are not related parties in a transaction of the Company.

14.24 A decision of the Board of Directors, which is made by "absentee vote", is recognized as valid, if more than a half of the number of members of the Board of Directors determined by the Articles of Association of the Company, participate in absentee voting, except for the issues, the decision on which requires unanimity, the majority of three fourths or the majority of all members of the Board of Directors, according to the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company, without taking into account the votes of former members of the Board of Directors.

14.25 Decisions at a Board of Directors' meetings shall be made by the majority of votes of the members of the Board of Directors of the Company, who participate in a meeting and(or) expressed their opinions in writing, unless it is otherwise specified in the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

A decision of the Board of Directors, which is made by "absentee vote", is recognized as made, if over a half of the members of the Board of Directors, who participated in absentee voting, voted for it, unless it is otherwise specified in the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

The decisions on the following issues shall be made by all members of the Board of Directors unanimously, without taking into account the opinions of former members of the Board of Directors:

- increasing the share capital of the Company by issuing additional shares within the number and categories (types) of authorized shares at the expense of the Company's property, when the issue of additional shares is carried out by distributing them among shareholders;
- increasing the share capital of the Company by issuing additional common shares within the number of shares of this category (type) by public subscription in the amount of 25 percent or less of previously issued common shares of the Company;
- increasing the share capital of the Company by issuing additional preferred shares within the number of authorized shares of this category (type) by public subscription.

If the Board of Directors of the Company fails to reach unanimity on the above-mentioned issues, then according to a decision made by the Board of Directors, these issues may be introduced to the General Meeting for making a decision thereupon.

Decisions on the following issues are made by a majority of three fourths of the votes of the members of the Company's Board of Directors who participate in a meeting of the Board of Directors:

- defining priority directions in the Company's activities;
- giving recommendations to the General Shareholders' Meeting regarding the size of dividends for shares and the procedure of paying these dividends;
- giving recommendations to the General Shareholders' Meeting on the procedure of the Company's profit and loss distribution by the end of a fiscal year;
- introducing issues on the Company's reorganization or liquidation for the General Shareholders' Meeting.

A decision on the approval of party-related transactions of the Company, is made by the Board of Directors by the majority of the votes of the Directors who are not related parties in this transaction. If the number of Directors who are not related parties in the transaction is less than a quorum determined by the Articles of Association of the Company as obligatory for holding a Board of Directors' meeting, then the decision on this issue shall be made by the General Shareholders' Meeting.

In the event of approval of the terms of the contracts with General Director and members of the Executive Board of the Company the votes of General Director and members of Executive Board of the Company should not be taken into account.

14.26 While making decisions on issues at a Board of Directors' meeting, each member of the Board of Directors has one vote.

The transfer of a voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, is not permitted.

In the event of an equality of votes of the members of the Board of Directors while making decisions, the Chairman of the Board of Directors shall have a casting vote.

14.27 A member of the Board of Directors of the Company who has not participated in voting or voted against a decision made by the Board in violation of the order provided by the Federal Law 'On Joint-Stock Companies', other laws of the Russian Federation or the Articles of Association of the Company shall have the right to appeal this decision in court in the event the decision violates his/her rights and legitimate interests. Such an appeal can be submitted to the court within one month from the date when the Board member came to know or was supposed to come to know about the decision made.

Corporate Secretary

14.28 The Corporate Secretary is a duly authorized person who is to ensure that procedure requirements are met by all bodies of the Company and corporate officers, which guarantees the implementation of rights and ensures that the interests of the Company's shareholders are met. The company secretary shall possess relevant knowledge needed for executing his/her responsibilities and enjoy shareholders' and Directors' confidence.

14.29 The Corporate Secretary shall:

- enhance preparation for and proceedings of a General Shareholders' Meeting under legal requirements and those set forth in the Articles of Association and other corporate documents of the Company under a decision on holding a General Shareholders' Meeting;

- enhance preparations for a meeting of a Board of Directors under legal requirements and those set forth in the Articles of Association and other corporate documents of the Company;
- enhance control over disclosure (provision) of information contained in circulars (prospects) of the securities issue, quarterly reports and material-fact notices regarding financial and economic activities of the Company under the existing legal procedures;
- keep corporate documentation, ensure access to them and provision of their copies. Copies of the documents should be authenticated by the company secretary;
- ensure looking into shareholders' appeals and solving conflicts related to violation of shareholders' rights.

14.30 The Corporate Secretary is appointed and removed by the General Director of the Company if authorized by the Board of Directors. The Board of Directors sets forth the terms and conditions of an agreement signed with the Company Secretary.

XV. THE EXECUTIVE AUTHORITIES OF THE COMPANY

15.1 The General Director of the Company being the sole executive authority of the Company carries out the management of day-to-day business of the Company and leads its joint executive authority – the Executive Board.

15.2 General Director is entitled to have an authority to carry out the management of day-to-day business of the Company according to legislation of Russian Federation.

General Director can act on behalf of the Company without Power of Attorney.

15.3 The sole executive authority of the Company shall organize the fulfillment of decisions of the General Shareholders' Meeting and the Board of Directors of the Company. Its within the General Director's competence:

- effective day-to-day management of the Company;

- signing official documents of the Company with the right of first signature;

- represent the interests of the Company in Russian Federation and abroad;

- approve the personnel, conclusion of labor contracts of the Company, to offer incentives and impose fines on the staff of the Company;

- carrying out the duties of the Chairman of the Executive Board and organization of its work;

- suggest to the Board of Directors the composition of the Executive Board for approval, conclusion of labor contracts with the members of the Executive Board;

- settlement of transactions on behalf of the Company, unless otherwise specified in the Federal Law "On Joint-Stock Companies" and Articles of Association;

- issuing of binding orders and instructions.

15.4 Rights and duties of the General Director, the schedule for payment of remuneration and the amount of remuneration due for the services of the General Director shall be determined by a contract between the General Director and the Company. On behalf of the Company the contract shall be signed by the Chairman of the Board of Directors or a person authorized by the Board of Directors of the Company.

15.5 The General Director shall be elected by the Board of Directors of the Company for a term of at least three years.

The General Director is recognized as elected if at least a half of the members of the Board of Directors present at a Board of Directors' meeting vote for him. In the event of an equality of votes of the members of the Board of Directors, the Chairman has a casting vote.

15.6 If the General Director cannot fulfill his duties, the Board of Directors of the Company is entitled to make a decision on the establishment of a temporary sole executive authority of the Company (the General Director) and on holding a meeting of the Board of Directors at the nearest date to decide on the issue of the early termination of the authority of the General Director and on the establishment of a new executive authority of the Company.

15.7 If the authority of the General Director expires or his authority is terminated before term, while a new sole executive authority of the Company has not been established, the Board of Directors of the Company is entitled to make a decision on the establishment of a temporary sole executive authority of the Company (the General Director) and on holding the a meeting of the Board of Directors at the nearest date to decide on the issue of establishing a new sole executive authority of the Company.

The temporary executive authority of the Company shall carry out the management of the day-to-day business of the Company within the limits of the competence of the executive authority of the Company.

15.8 The Company's joint executive authority, the Executive Board, shall be formed by the Board of Directors on an annual basis. Within one month after the election of the Board of Directors, the General Director shall submit proposals on the composition of the Executive Board and candidates for seats on the Executive Board to the Board of Directors for approval. The Board of Directors shall be entitled to reject specific candidates for seats on the Executive Board.

15.9 The term in office of members of the Executive Board shall begin at the moment of their approval by the Board of Directors and shall finish at the moment of the approval of a new composition of the Executive Board by the Board of Directors. The Board of Directors can revoke the authority of any member of the Executive Board at any time at the request of the President. The authority of a newly appointed member of the Executive Board, replacing a dismissed member, shall be valid until the approval of a new composition of the Executive Board by the Board of Directors.

A member of the Executive Board shall be entitled to resign from the Executive Board ahead of schedule. The resignation shall be sent in to the General Director, and the respective issue shall later be submitted to the Board of Directors for consideration.

The timetable, the procedure for summoning and holding of meetings and the decision-making procedure shall be stipulated in the Provisions on the Executive Board.

15.10 The Company's Executive Board shall have the power:

- to establish subsidiaries (related parties) of the Company, determine their activities and distribute lines of activities between particular subsidiaries (related parties) of the Company;
- to develop and implement a general development strategy for the Company's subsidiaries, including management and implementation of a single manufacturing and technical, financial, pricing, merchandising, social and staffing policy;
- to invest the Company's funds in activities of its subsidiaries, vest them with powers, assign them property and financial resources;

- to approve the single corporate structure of RosBusinessConsulting Group comprising the Company and its subsidiaries (related parties);
- to establish departments as a part of RosBusinessConsulting Group's structure, vest them with powers, restructure and liquidate particular corporate departments;
- to approve reports submitted by heads of corporate departments and consider proposals by heads of corporate departments regarding management procedures.

15.11 The Executive Board shall also be entitled to perform other duties assigned to it by the General Director of the Company, and assign some of its responsibilities to the General Director.

XVI. RESPONSIBILITIES OF MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE AUTHORITY OF COMPANY

16.1 The members of the Board of Directors of the Company, the sole executive authority of the Company (the General Director), the temporary sole executive authority shall act pursuant to the interests of the Company while executing their rights and meeting their obligations, and fulfill their rights and meet their obligations to the Company reasonably and in good faith.

Board members shall refrain from actions that will or may result in a conflict of interest between them and the Company. In the event of a conflict of interest, they shall inform the Board of Directors about it.

Board members shall notify the Board in written form on their intention to make transactions with the securities of the Company or its subsidiaries (related parties) as well as disclose the information about concluded transactions with such securities.

16.2 The members of the Board of Directors, the sole executive authority of the Company (the General Director) and the temporary sole executive authority shall be responsible to the Company for the losses incurred to the Company by their actions (inaction), unless other grounds and the amount of responsibility are stipulated by federal law of the Russian Federation.

The members of the Board of Directors of the Company, who voted against a decision, which incurred losses to the Company, or who did not participate in the vote, shall not be responsible.

16.3 The Company or shareholders (a shareholder), who own(s) in total at least one percent of the common shares of the Company, are (is) entitled to apply to court against a member of the Board of Directors of the Company, the sole executive authority of the Company (the General Director) demanding the reimbursement of losses incurred to the Company in the case stipulated in Paragraph 2 of Article 71 of the Federal Law "On Joint-Stock Companies".

XVII. AUDIT AND COMPLIANCE COMMISSION

17.1 Control over the financial and economic activities of the Company shall be exercised by the Audit and Compliance Commission. The procedures of the activities of the Audit and Compliance Commission are determined by the Provisions on the Audit and Compliance Commission, which are approved at the General Shareholders' Meeting.

17.2 Three members shall be elected to the Audit and Compliance Commission by the General Shareholders' Meeting for the term until the next Annual General Shareholders' Meeting.

If owing to some reason the elections of the Audit and Compliance Commission did not take place at the General Shareholders' Meeting, the authorities of the current members of the Audit and Compliance Commission shall be prolonged until the election of the Audit and Compliance Commission.

17.3 The authority of some or all members of the Audit and Compliance Commission may be terminated before term by a decision of the General Shareholders' Meeting.

17.4 Both a shareholder of the Company and any other person proposed by a shareholder may be a member of the Audit and Compliance Commission. The members of the Audit and Compliance Commission cannot be members of the Board of Directors of the Company simultaneously or hold other management positions in the Company.

17.5 The following issues lie within the competence of the Audit and Compliance Commission:

- to examine financial documents of the Company, accounting statements, conclusions of the Property Inventory Commission, comparison of the specified documents with the data of primary accounting statements;
- to analyze the accuracy and completeness of accounting statements, tax management and statistics reports;
- to analyze the financial state of the Company, its solvency, the liquidity of assets, the ratio of the Company's own capital and borrowings, net assets and share capital, disclosing the reserves for the improvement of the economic state of the Company and the working out of recommendations for the Company's governing bodies;
- to examine that payments for product and service suppliers are made in a timely manner and correctly as well as payments to the budget and non-budget funds, calculation and payment of dividends, interest on bonds and the repayment of other debts;
- to confirm the authentication of the data included in annual reports of the Company, annual accounting statements, profit-and-loss statements (profit-and-loss accounts), distribution of profit, reports for tax-collecting and statistics authorities and state governing agencies;
- to examine the right of the sole executive authority to make contracts on behalf of the Company;
- to examine the legitimacy of decisions made by the Board of Directors, the sole executive authority, the Liquidation Commission and their correspondence to the Articles of Association of the Company and the decisions of the General Shareholders' Meeting;
- to analyze the correspondence of the decisions made by the General Shareholders' Meeting to law of the Russian Federation and the Articles of Association of the Company.

The Audit and Compliance Commission is entitled to:

- demand personal explanation from the members of the Board of Directors, employees of the Company, including officers, regarding the issues lying within the competence of the Audit and Compliance Commission;
- raise questions to the Company governing bodies about the responsibility of the Company employees, including officers, in the event they violate the Articles of Association of the Company, provisions, rules and instructions approved by the Company;

- attract, on a contract basis, specialists who are not on the Company's staff, to its activities.

17.6 The examination (internal auditing) of the financial and economic activities of the Company shall be carried out according to the results of the Company's activities at the end of the year, as well as at any time at the initiative of the Audit and Compliance Commission of the Company, the decision of the General Shareholders' Meeting, the Board of Directors of the Company or at the demand of shareholders (a shareholder) of the Company, who own(s) in total at least 10 percent of the voting shares of the Company.

17.7 At the demand of the Audit and Compliance Commission of the Company, the persons holding positions in the management of the Company, shall present the documents of the financial and economic activities of the Company.

The specified documents shall be submitted within 3 days of the date of filing the inquiry in writing.

17.8 The Audit and Compliance Commission of the Company is entitled to demand convening the Extraordinary General Shareholders' Meeting according to the procedure stipulated in Article 55 of the Federal Law "On Joint-Stock Companies" and the Articles of Association of the Company.

17.9 The Audit and Compliance Commission is entitled to demand convening a meeting of the Board of Directors of the Company. The Chairman of the Board of Directors is not entitled to decline the Audit and Compliance Commission's demand of convening a Board of Directors' meeting.

17.10 Members of the Audit and Compliance Commission are paid a remuneration and(or) are compensated for expenses connected with fulfilling their duties. The amount of such remuneration and compensation is set according to the decision of the General Shareholders' Meeting in the Provisions on the Audit and Compliance Commission.

XVIII. FUNDS OF THE COMPANY. RECORD KEEPING AND REPORTING

18.1 The profit (income), which is retained by the Company after paying taxes, other payments and deductions to the budget and non-budget funds, shall be at the full disposal of the Company and used by it independently.

18.2 A reserve fund of 5 percent of the Company's share capital shall be established, which is designated to cover losses, the redemption of the Company's bonds, the redemption of shares of the Company in the event there are no other assets, and also intended for the settlement of unexpected expenses at the end of a fiscal year.

The amount of annual deductions to the reserve fund of the Company is 5 percent of the net profit of the Company. The specified deductions shall be carried out until the total amount of the reserve fund reaches dimensions stipulated by the Articles of Association of the Company.

18.3 The Company is entitled to establish the following funds: employee shareholding fund, accumulation, consumption, amortization and social development funds.

The funds are established using the Company's net profit. The volume of funds, the procedure of forming and using them are determined by provisions approved by the Board of Directors.

Money from the employee shareholding fund can be allocated exclusively for acquiring shares in the Company, sold by shareholders, to be distributed between employees of the Company. When shares acquired at the expense of the employee shareholding fund are sold to employees of the Company, the money received shall be allocated for the formation of this fund.

18.4 The authentication of the data contained in annual reports of the Company and the annual accounting statements shall be confirmed by the Audit and Compliance Commission of the Company.

Before the Company publishes the documents specified in this paragraph of the Articles of Association, the Company shall attract an Auditor for the examination and confirmation of the annual financial reports, which has no property interests in the Company and its shareholders.

The annual reports of the Company are subject to preliminary approval by the Board of Directors of the Company at least 30 days prior to holding the Annual General Shareholders' Meeting.

XIX. DISCLOSURE OF INFORMATION BY THE COMPANY TO SHAREHOLDERS

19.1 The Company shall provide its shareholders with access to documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies". Shareholders (a shareholder), who in total own(s) at least 25 percent of the Company's voting shares, are (is) entitled to access the documents of the accounting reports and the minutes of meetings of the collective executive body.

19.2 The documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies" shall be provided by the Company not later than 7 days from the date the corresponding demand is filed, in order to be viewed at the location of the executive body of the Company. The Company shall provide copies of documents stipulated in Paragraph 1 of Article 89 of the Federal Law "On Joint-Stock Companies" at the demand of persons entitled to access the specified documents. The price charged by the Company for providing the specified copies shall not exceed the cost of their production.

19.3 For information disclosure purposes, the Company maintains an Internet site at www.rbcinfosystems.ru where it publishes current editions of its Articles of Association and internal regulations governing activities of the executive bodies of the Company, quarterly reports, significant facts and other material information that may have a considerable impact on the share price of the Company. The Internet site can also contain other information pertaining to the Company.

XX. REORGANIZATION AND LIQUIDATION OF THE COMPANY

Reorganization

20.1 The Company may be voluntarily reorganized upon the decision of the General Shareholders' Meeting.

Other grounds and the procedure for the Company's reorganization shall be governed by the Civil Code of the Russian Federation and federal laws.

20.2 The Company's reorganization may take the form of a merger, takeover, corporate split, demerger, and conversion into another corporate form in compliance with the procedure required by the Federal Law "On Joint-Stock Companies".

20.3 The Company shall be deemed reorganized save for takeover cases of reorganization from the date of the official registration of newly established legal entities.

Should the Company be taken over by another company, the former shall be deemed reorganized from the date when the state registration authority enters a record

denoting termination of activities of the company which has been taken over into the uniform state register of legal entities.

20.4 Upon the Company's reorganization, adequate alterations shall be introduced into these Articles of Association, the deed of transfer and acceptance and the separation balance sheet shall be executed.

Liquidation

20.5 The Company may be voluntarily liquidated in accordance with the procedure imposed by the Civil Code of the Russian Federation subject to the requirements of the Federal Law "On Joint-Stock Companies" and the Company's Articles of Association. The Company may be liquidated upon a court decision based on grounds specified by the Civil Code of the Russian Federation.

The Company's liquidation shall entail its termination without any succession by transfer of rights and obligations to third parties.

20.6 In the event of voluntary liquidation of the Company, the General Shareholders' Meeting shall adopt the decision on the company's dissolution and on the appointment of a liquidation committee.

In the event of compulsory liquidation of the company, the liquidation committee shall be appointed by court (arbitration court), which shall determine the number of its members.

20.7 From the date of appointment of the liquidation committee, it shall assume all the administrative powers at the Company. The liquidation committee shall appear in court on behalf of the Company.

20.8 The liquidation committee shall have notice of the Company's liquidation and of the procedure and deadlines of submitting claims by its creditors published in the printed mass media for publication of data on registration of legal entities. The deadline for submitting claims by creditors cannot be set less than two months after the date of publication of the notice of liquidation.

20.9 The Company's liquidation shall be deemed completed, and the Company shall be deemed liquidated from the moment the state registration authority enters a respective record into the uniform state register of legal entities.

82-34864

3rd Edition

APPROVED BY
the Annual General Meeting
of OAO RBC Information Systems
Minutes of Meeting No. 16
of July 6, 2005
General Director
Yury A. Rovensky

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
«РБК Информационные Системы»
г. Р. №201
МОСКВА

PROVISIONS
ON THE GENERAL MEETING OF SHAREHOLDERS
of OAO RBC Information Systems
(3rd edition)

Moscow, 2005

The original Russian text remains, in all matters, binding and definitive.

TABLE OF CONTENTS

I. GENERAL PROVISIONS

Article 1. Provisions on the General Shareholders' Meeting

1. These Provisions define the order of convening, conducting and summarizing the results of the General Shareholders' Meeting in compliance with the Civil Code of the Russian Federation, the Federal Law "On Join-Stock Companies", other laws of the Russian Federation and the Company's Articles of Association.

   In the event some issues related to convening, conducting and summarizing the results of the General Shareholders' Meeting are not regulated by the specified laws, they should be resolved proceeding from the necessity to provide the rights and interests of shareholders.

   The Company shall provide an equal opportunity to participate in the General Shareholders' Meeting for all shareholders.

II. ANNUAL GENERAL SHAREHOLDERS' MEETING

Article 2. Terms of holding the Annual General Shareholders' Meeting

1. The Company shall conduct the Annual General Shareholders' Meeting every year.
2. The Annual General Meeting shall be conducted not earlier than in a two-month time and not later than in a six-month time after the end of a fiscal year.

   A fiscal year starts on January 1 and expires on December 31 of a current calendar year.

Article 3. Powers vested in the Annual General Shareholders' Meeting

1. The following issues are obligatory for being resolved at the Annual General Shareholders' Meeting:
   - Approving annual reports of the Company;
   - Approving annual accounting statements, including profit-and-loss statements (profit-and-loss accounts) of the Company, profit distribution (including the payment (declaring) of dividends except for profits distributed as dividends for the first quarter, the first half, the first nine months of a fiscal year) and losses of the Company by the end of a fiscal year.
   - Electing the Board of Directors;
   - Electing the Audit and Compliance Committee (Internal Auditor) of the Company;
   - Approving the Auditor of the Company.
2. The Annual General Shareholders' Meeting can resolve other issues that lie within the competence of the General Shareholders' Meeting in the event they were included on the agenda in compliance with procedures set by law and the Company's Articles of Association.

III. PROPOSALS ON INCLUDING ISSUES ON THE AGENDA OF ANNUAL GENERAL SHAREHOLDERS' MEETING. PROPOSALS ON NOMINATING CANDIDATES TO THE COMPANY'S GOVERNING BODIES TO BE ELECTED AT ANNUAL GENERAL SHAREHOLDERS' MEETING

Article 4. Including issues on the agenda of Annual General Shareholders' Meeting and nominating candidates to the Company's governing bodies to be elected at Annual General Shareholders' Meeting

1. Shareholders (a shareholder) who own(s) in total at least 2 percent of the Company's voting shares are (is) entitled to include issues on the agenda of the Annual General Shareholders' Meeting.
2. Shareholders (a shareholder) who own(s) in total at least 2 percent of the Company's voting shares are (is) entitled to nominate a candidate for the Company's Auditor or candidates to the Company's Board of Directors and the Audit and Compliance Committee (Internal Auditor). The number of the candidates shall not surpass the quantitative make-up of the corresponding governing body as set in the Company's Articles of Association

   A shareholder can bring up issues on the agenda of the annual general meeting or require the holding of a general meeting without providing an extract from the shareholder registry if his/her ownership rights are recorded in the registry. If ownership rights are registered on a stock deposit account, it is sufficient to provide a statement of such an account in order to use the above-mentioned rights.
3. Proposals on the introduction of issues on the board of the Annual General Shareholders' Meeting and a proposal on introducing candidates to the Company's bodies coming from shareholders should be submitted to the Company not later than 30 days before the end of a fiscal year unless a later deadline is specified by the Company's Articles of Association.
4. A proposal of shareholders (a shareholder) on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies are made in writing. Oral proposals are neither accepted nor considered.
5. Proposals on including issues on the agenda and proposals on nominating candidates to managing and other bodies of the Company (further referred to as proposals on the agenda) can be introduced (and demands on holding the Extraordinary General Shareholders' Meeting can be presented) in the following way:
   - Sent by mail at: 78-1, Profsoyuznaya Street, Moscow, 117393, Russia;
   - Delivered directly to a person fulfilling the functions of the sole executive authority of the Company, the Chairperson of the Board of Directors (Supervisory Board) of the Company, the corporate secretary of the Company in the event this post is envisaged in the Company or to any other person authorized to receive written correspondence addressed to the Company.
6. In the event a proposal for the agenda of the Annual General Shareholders' Meeting was sent by mail, the date of introduction of this proposal is the date specified by the impression of a date stamp confirming the date of receipt of the postal message. In the event a proposal for the agenda of the Annual General Meeting was delivered directly, then the date of making proposals is the date of the direct delivery of such proposal to the Company.

7. The number of voting shares of a shareholder who signs a proposal on introducing issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies is set as of the date of submitting the proposal to the Company.

   In the event the amount of voting shares of a shareholder decreases to less than 2 percent of all voting shares of the Company after the date of introducing proposals, or if a shareholder stops owning voting shares, his proposals are recognized as valid and the Board of Directors is obliged to consider it. A denial to satisfy proposals due to this reason only is not permitted.

   The Company's Board of Directors, on its own initiative, receives information from the register of owners of securities about the number of shares of the corresponding category (type) owned by the shareholder who sent a proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies.

   A shareholder who submits a proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies is entitled to present a copy of an extract from the register of owners of registered shares confirming that he owns the corresponding number of voting shares of the Company as of the date of introducing the proposal.

8. The total amount of voting shares of the Company is determined as of the date of introducing each proposal on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies.

   The relative share (percent) of the Company's voting shares, belonging to shareholders who signed proposals, to the total number of the Company's voting shares is determined as of the date of introducing each proposal.

9. A proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies shall be signed by shareholders who made the corresponding proposals.

   In the event a proposal on including issues on the agenda of the Annual General Shareholders Meeting or on nominating candidates to the Company's governing bodies specifies that this proposal is introduced by several shareholders, but the proposal is signed only by some of these shareholders, the proposal is recognized as being made by shareholders (a shareholder) who signed it. The Board of Directors is obliged to consider such a proposal and has no right to deny such a proposal on the basis that it was not signed by all shareholders specified in the proposal.

   In the event a proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's governing bodies is signed by an agent of a shareholder, the proposal should be provided with a power of attorney for performing the corresponding actions or other documents proving the right of the agent to act on behalf of a shareholder. In the event a power of attorney is issued for a sub-agent, a power of attorney, or a copy of it, that was used for issuing the power of attorney to the sub-agent, should be presented.

   Other documents proving the right of an agent to act on behalf of a shareholder include documents confirming the authority of an agent based on provisions of a law or a decree of the authorized governing body or agencies of self-governing regions.

Powers of attorney should be drawn in compliance with requirements of Paragraph 4 and 5 or Article 185 of the Russian Civil Code and should be attested to by a notary. In the event a copy of a power of attorney is presented, the copy should be attested to by a notary as well.

In the event a proposal on the agenda of the General Meeting or a demand to convene an extraordinary general meeting is signed by a shareholder (or his agent) whose right for shares are registered based on a custody account in the depositary, then this proposal (demand) should be provided with a custody account statement of the shareholder from the depositary that registers the right for specified shares.

10. A proposal on including issues on the agenda of the Annual General Shareholders' Meeting and a proposal on nominating candidates to the Company's bodies should include information about the number and category (type) of shares owned by each shareholder who signed the proposal.

    In the event a proposal on including issues on the agenda of the Annual General Shareholders' Meeting contains wrong information about the number, category (type) of shares owned by shareholders who signed the proposal, and the Board of Directors determines that the shareholders who signed the proposal own a total of at least 2 percent of the Company's voting shares, then the issue shall be included on the agenda of the Annual General Shareholders' Meeting.

    In the event a proposal on nominating candidates to the Company's bodies contains wrong information about the number, category (type) of shares owned by shareholders who signed the proposal, and the Board of Directors determines that the shareholders who signed the proposal own a total of at least 2 percent of the Company's voting shares, then the nominated candidate shall be included on a list of candidates to the corresponding governing body of the Company.

Article 5. Special requirements to proposals to include issues on the agenda of Annual General Shareholders' Meeting

1. A written proposal on including issues on the agenda of the Annual General Shareholders' Meeting shall contain a formulation of each proposed issue and may contain formulations of a decision on each proposed issue.
2. Each proposal on including issues on the agenda of the Annual General Shareholders' Meeting shall be considered by the Board of Directors separately. Votes of shareholders who signed various proposals on including issues on the agenda of the Annual General Shareholders' Meeting are not summed up.

   Shareholders are considered to have made a joint proposal of an issue for the agenda of the Annual General Shareholders' Meeting if they signed one such proposal.

   The inclusion of an issue on the agenda of the Annual General Shareholders' Meeting requires that at least one of the proposals on including this issue on the agenda of the Annual General Shareholders' Meeting be signed by shareholders owning the necessary number of the Company's voting shares as stipulated by law.
3. The Board of Directors is not entitled to make changes to formulations of issues proposed by shareholders to be included on the agenda of the Annual General Shareholders' Meeting and formulations of decisions on these issues.

   The Board of Directors is entitled to propose, at its own initiative, additional formulations of draft decisions on issues proposed for shareholders to be included on the agenda of the Annual General Shareholders' Meeting.

Article 6. Special requirements on proposals on nominating candidates to the Company's governing bodies to be elected at Annual General Shareholders' Meeting

1. The number of candidates in a proposal on nominating candidates to the Company's bodies cannot exceed the quantitative make-up of the corresponding governing body, as stipulated in the Articles of Association.

   In the event a proposal nominates candidates in a number exceeding the quantitative make-up of the corresponding governing body of the Company stipulated in the Articles of Association, only the number of candidates corresponding to the quantitative make-up of this body, as stipulated in the Articles of Association, will be considered. In this case, candidates who are listed first in the proposal on nominating candidates to the Company's governing body are taken into account.

2. A proposal on nominating a candidate should contain the name of a body to which the candidate is proposed to be elected and information about candidates as stipulated in the Company's Articles of Association.

3. Each proposal on nominating a candidate to be elected to the Company's governing bodies shall be considered by the Board of Directors separately. Votes of shareholders who signed various proposals on nominating candidates to be elected to the Company's bodies are not summed up.

   Shareholders are considered to have made a joint proposal on nominating candidates to be elected to the Company's bodies if they signed one such proposal.

   At least one proposal on nominating a candidate should be signed by shareholders owning the necessary number of the Company's voting shares, as stipulated by law, in order to include this candidate on the list of candidates for the Company's governing bodies.

   In the event a candidate was nominated more than once in one or several proposals on nominating candidates to the Company's governing bodies, he is considered to be nominated to one post in a governing body and he is included on the list of candidates for voting to the corresponding governing body only once.

Article 7. The approval of lists of candidates to the Company's governing bodies and voting on issues proposed for the agenda of Annual General Shareholders' Meeting

1. The Company's Board of Directors is obliged to consider submitted proposals and made a decision on including them on the agenda of the General Shareholders' Meeting or refuse to include the issue on the specified agenda not later than 5 days after the deadline set by the Company's Articles of Association for submitting proposals to the Company on including issues on the agenda of the Annual General Shareholders' Meeting and proposals on nominating candidates to the Company's bodies. An issue proposed by shareholders (a shareholder) shall be included on the agenda of the General Shareholders' Meeting as well as nominated candidates shall be included on the list of candidates to vote for to the corresponding governing body of the Company, except for the following cases:

   - Shareholders (a shareholder) do(es) not comply with deadlines for submitting proposals on including issues on the agenda of the Annual General Shareholders Meeting and proposals on nominating candidates to the Company's bodies, as stipulated by the Company's Articles of Association;

- Shareholders (a shareholder) who signed a proposal on including an issue on the agenda of the General Shareholders' Meeting or a proposal on nominating candidates to the Board of Directors do(es) not own the number of the Company's voting shares stipulated in Paragraph 1 of Article 53 of the Federal Law "On Joint-Stock Companies";
- A proposal does not correspond to the requirements as stipulated in Paragraphs 3 and 4 of Article 53 of the Federal Law "On Joint-Stock Companies" and requirements of the Articles of Association based on these Paragraphs;
- An issue proposed to be included on the agenda of the General Shareholders' Meeting of the Company does not lie within the competence of this meeting according to the Federal Law "On Joint-Stock Companies" and other laws of the Russian Federation. In particular, if, according to the Federal Law "On Joint-Stock Companies" and the Company's Articles of Association, the proposed issue can be considered by the General Shareholders' Meeting only by a proposal of the Board of Directors and(or) the issue can be considered by the General Shareholders' Meeting only in the event the Board of Directors fails to make a preliminary unanimous decision on it.

2. A motivated decision of the Board of Directors on refusing to include a proposed issue on the agenda of the Annual General Shareholders' Meeting or a candidate to be included on the list of candidates to the corresponding governing body of the Company is sent to shareholders (a shareholder), who made the proposal, not latter than 3 days after making this decision.

   A motivated decision of the Board of Directors on refusing to include a proposed issue on the agenda of the Annual General Shareholders' Meeting or a candidate to be included on the list of candidates to the corresponding governing body of the Company due to the fact that shareholders (a shareholder) who made the proposal do(es) not own the number of voting shares of the Company as stipulates in Paragraph 1 of Article 53 of the Federal Law "On Joint-Stock Companies" shall be confirmed in writing.

3. A decision of the Board of Directors on refusing to include a proposed issue on the agenda of the Annual General Shareholders' Meeting or a candidate to be included on the list of candidates to the corresponding governing body of the Company as well as waiving to make a decision by the Board of Directors can be appealed in court.

   Waiving to make a decision by the Board of Directors to include an issue on the agenda of the Annual General Shareholders' Meeting or including a candidate on the list of candidates to the corresponding governing body of the Company means, in particular:

   - Not holding a meeting of the Board of Directors within 5 days after the expiry of the deadline for including issues on the agenda of the Annual General Shareholders' Meeting and nominating candidates to the Company's bodies;
   - Holding a meeting of the Board of Directors and not making a decision;
   - Other inaction of the Board of Directors resulting in not making the specified decision;
   - Not presenting a copy of the decision (minutes, statements from the minutes) of the Board of Directors to the shareholder;
   - Making a decision that can be interpreted in different ways.

Article 8. Including issues on the agenda of Annual General Shareholders' Meeting by initiative of the Board of Directors

1. In addition to issues proposed by shareholders to be included on the agenda of the Annual General Shareholders' Meeting and in the event there are no such proposals, the Company's Board of Directors is entitled to include issues and possible ways of their resolution on the agenda of the Annual General Shareholders' Meeting at its own discretion.
2. After giving notice to shareholders of holding the Annual General Meeting in a procedure stipulated by the company's Articles of Association, including by mailing notifications, the agenda of the Annual General Meeting is not subject to change.

Article 9. Receiving written consent of candidates included on the list of candidates to the Company's governing bodies

1. The Company shall receive the written consent of a person included on the list of candidates to the company's bodies confirming that this person agrees to run for a position in the corresponding governing body of the Company.

   The Company shall send a letter to each candidate included on the list of candidates to the Company's governing bodies saying what body this person was nominated as a candidate for, who made the corresponding proposal on nominating him and the number of voting shares of the Company owned by shareholders who nominated him. The letter contains a request to confirm and the consent of a candidate to run for a position in the corresponding governing body of the Company in writing and confirm the authenticity of information about the candidate required by the Articles of Association and bylaws of the Company.

   In the event of self-nomination (when a candidate nominates him himself), written consent of a candidate to run for a position in the Company's governing body is considered given, and the Company does not send him a letter asking to confirm his consent to run for a position in the specified governing body.

   In the event a proposal to nominate a candidate to the Company's bodies is provided with a written consent of a candidate to run for the position, the Company does not send him a letter asking to confirm his consent to run for a post in the specified governing body of the Company.
2. A candidate nominated to the Company's governing is entitled to withdraw his candidacy at any time by informing the Company in writing thereof.

IV. EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

Article 10. Convening the Extraordinary General Shareholders' Meeting

1. The Extraordinary General Shareholders' Meeting can be held by a decision of the Company's Board of Directors on its own initiative, at the demand of the Audit and Compliance Committee (Internal Auditor) of the Company, the Auditor of the Company and shareholders (a shareholder) who own(s) a total of at least 10 percent of the Company's voting shares as of the date of submitting the demand, not earlier than 40 days prior to the date of the meeting.
2. The number of voting shares of the Company owned by a shareholder who signed a demand on convening the Extraordinary General Shareholders' Meeting and the total number of the Company's voting shares as well as the

relative share (percent) of the Company's voting shares belonging to shareholders (a shareholder) who signed the demand on convening the Extraordinary General Shareholders' Meeting in the total number of the Company's shares is defined as of the date of submitting a demand on convening the Extraordinary General Shareholders' Meeting.

The Board of Directors, at its own initiative, receives information from the register of owners of registered shares about the number of shares of the corresponding category (type) belonging to each shareholder who sends a demand on convening the Extraordinary General Meeting.

3. In the event a demand to convene the Extraordinary General Shareholders' Meeting was sent by ordinary post, the date of introduction of this demand is the date specified by the impression of a date stamp confirming the date of receipt of the postal message. In the event a demand to convene the Extraordinary General Meeting was sent by registered mail, then the date of making the demand is the date when the letter is delivered to the Company, which is confirmed by a signature.

   In the event a demand to convene the Extraordinary General Meeting was delivered directly, then the date of making the demand is the date of its direct delivery to the Company.

4. The convening of the Extraordinary General Shareholders' Meeting by demand of the Audit and Compliance Committee (the Internal Auditor) of the Company, the Auditor of the Company or shareholders (a shareholder) who own(s) a total of at least 10 percent of the voting shares of the Company, is performed by the Board of Directors.

   If the proposed agenda of an extraordinary general meeting provides for the election of the Board of Directors, the meeting shall be held within 70 days from the date of submitting a demand to hold the extraordinary meeting.

   The rule specified above shall apply to both cases when the proposed agenda for an extraordinary meeting contains only the item of electing members of the Company's Board of Directors, and when the proposed agenda embraces other issues alongside the aforesaid.

   The Board of Directors is entitled to consider proposals and messages from other bodies and persons (including state governing agencies, shareholders who do not own the necessary number of the voting shares as set by law and so on) on convening the Extraordinary General Shareholders' Meeting. In the event such proposals are satisfied, the Extraordinary General Shareholders' Meeting is convened at the initiative of the Board of Directors.

Article 11. Terms of convening the Extraordinary General Shareholders' Meeting

The terms of convening the Extraordinary General Shareholders' Meeting are defined by the Company's Articles of Association in compliance with the Federal Law "On Joint-Stock Companies."

Article 12. The contents and form of demand to convene the Extraordinary General Shareholders' Meeting

1. A demand on holding the Extraordinary General Shareholders' Meeting should contain issues to be introduced on the agenda of the meeting.

   A demand on holding the Extraordinary General Shareholders' Meeting may contain the formulations of decisions on each of these issues and a proposal on the form of the General Shareholders' Meeting. In the event a demand on convening the Extraordinary General Shareholders' Meeting contains a proposal

on nominating candidates to the Company's governing bodies, the corresponding provisions of Article 53 of the Federal Law "On Joint-Stock Companies" are applied to such proposal.

The Company's Board of Directors is not entitled to introduce changes to the formulations of issues for the agenda and the formulations of decisions on these issues or change the proposed form of holding the Extraordinary General Shareholders' Meeting convened at the demand of the Audit and Compliance Committee (Internal Auditor), the Company's Auditor or shareholders (a shareholder) who own(s) a total of at least 10 percent of voting shares of the Company.

A violation of this rule is considered as equal to a refusal to convene the General Meeting and shall grant the persons, who demand the convening of the General Meeting, rights as stipulated in Paragraph 8 of Article 55 of the Federal Law "On Joint-Stock Companies", to exercise their rights.

2. In the event a demand to convene the Extraordinary General Shareholders' Meeting comes from shareholders (a shareholder), it must contain the names (company names) of shareholders (a shareholder) demanding the convening of this meeting, and information about the number and category (type) of shares they (he) own(s).

3. A demand to convene the Extraordinary General Shareholders' Meeting shall be signed by persons (a person) demanding to convene the Extraordinary General Shareholders' Meeting.

   In the event a demand on convening the Extraordinary General Meeting specifies that this demand is introduced by several persons, but the demand is signed only by some of them, it is recognized as being made by persons who signed it. The Board of Directors is obliged to consider such a demand and has no right to deny to satisfy it on the basis that it was not signed by all persons specified in the demand.

4. In the event a demand is signed by an agent of a shareholder, the demand should be supplied with a power of attorney for making the corresponding actions or supplied with other documents confirming the right of the agent to act on behalf of the shareholder. In the event a power of attorney is issued for a sub-agent, in addition, to this power of attorney or a copy, the original power of attorney or a copy that was used for issuing the power of attorney to the sub-agent should be presented.

   Other documents proving the right of an agent to act on behalf of a shareholder include documents confirming authority of an agent based on provisions of a law or a decree of the authorized governing body or agencies of self-governing regions.

   Powers of attorney should be drawn in compliance with requirements of Paragraph 4 and 5 or Article 185 of the Russian Civil Code and should be attested to by a notary. In the event a copy of a power of attorney is presented, the copy should be attested to by a notary as well.

Article 13. Considering demands on convening the Extraordinary General Shareholders' Meeting

1. Within 5 days after the date of presenting demand by the Audit and Compliance Committee (Internal Auditor) of the Company, the Company's Auditor or shareholders (a shareholder) who own(s) a total of at least 10 percent of the Company's voting shares to convene the Extraordinary General Shareholders' Meeting, the Company's Board of Directors shall make a decision on convening the Extraordinary General Shareholders' Meeting or refusing to convene it.

2. A decision to refuse to convene the Extraordinary General Shareholders' Meeting demanded by the Audit and Compliance Committee (Internal Auditor) of the Company, the Company's Auditor or shareholders (a shareholder) who own(s) a total of at least 10 percent of the Company's voting shares can be made in the following cases:
   - The procedure of presenting demand on convening the Extraordinary General Shareholders' Meeting set by the Federal Law "On Joint-Stock Companies" was not observed;
   - Shareholders (a shareholder) who signed demand to convene the Extraordinary General Shareholders' Meeting do(es) not own 10 percent of the Company's voting shares as of the date of presenting the demand;
   - None of the issues proposed to be included on the agenda of the Extraordinary General Shareholders' Meeting lies within its competence and(or) corresponds to requirements of the Federal Law "On Joint-Stock Companies" and other laws of the Russian Federation.
3. A decision of the Board of Directors to convene the Extraordinary General Shareholders' Meeting or a motivated decision to refuse to convene the Extraordinary Shareholders' Meeting shall be sent to persons demanding it no latter than 3 days after making this decision.

   A decision of the Board of Directors to refuse to convene the Extraordinary General Shareholders' Meeting can be appealed in court.
4. In the event the Company's Board of Directors fails to make a decision on convening the Extraordinary General Shareholders' Meeting or if it makes a decision to refuse to convene such a meeting within time frames set by law, the Extraordinary General Shareholders' Meeting can be convened by bodies or people who demanded its convention. In this case, bodies or persons convening the Extraordinary General Shareholders' Meeting shall have the authority stipulated by law necessary for convening and holding the General Shareholders' Meeting.

   In this case, expenditures for preparing and holding the General Shareholders' Meeting can be reimbursed from assets of the Company by a decision of the General Shareholders' Meeting.

Article 14. Introducing proposals on nominating candidates to the Board of Directors to be elected at the Extraordinary General Shareholders' Meeting

1. Irrespective of who initiated the Extraordinary General Shareholders' Meeting, if the proposed agenda for an extraordinary meeting contains an issue on electing members of the Company's Board of Directors by cumulative vote, shareholders (a shareholder) who own(s) in total at least 2 (two) percent of voting shares of the Company, have (has) the right to nominate a candidate to the Company's Board of Directors, and the number of nominees should not exceed the quantitative make-up of the Board of Directors of the Company. Such proposals should be submitted by shareholders no less than 30 days prior to the Extraordinary General Meeting and they should correspond to requirements (excluding time frames) stipulated in Article 4 of these Provisions.
2. In the event the proposed agenda of the Extraordinary General Shareholders' Meeting contains an issue on electing members of the Company's Board of Directors by separate vote, shareholders of the Company have no right to nominate candidates to the Company's Board of Directors.
3. Proposals on nominating candidates to the Board of Directors shall be made in writing. Oral proposals are neither accepted nor considered.

4. Proposals on nominating candidates to the Board of Directors shall be signed by a shareholder (shareholders) who made the corresponding proposal.

   In the event a proposal on nominating candidates to the Company's Board of Directors specifies that this proposal is introduced by several shareholders, but the proposal is signed only by some of these shareholders, the proposal is recognized as being made by shareholders (a shareholder) who signed it. The Board of Directors is obliged to consider such a proposal and has no right to deny such a proposal only on the basis that it was not signed by all shareholders specified in the proposal.

5. In the event a proposal on nominating candidates to the Company's Board of Directors is signed by an agent of a shareholder, the proposal should be provided with a power of attorney for performing the corresponding actions or other documents proving the right of the agent to act on behalf of a shareholder. In the event a power of attorney is issued for a sub-agent, a power of attorney, or a copy of it, that was used for issuing the power of attorney to the sub-agent, should be presented.

   Other documents confirming the right of an agent to act on behalf a shareholder include documents confirming authority of an agent based on law or an order issued by an authorized state governing body or a agencies of self-governing regions.

   Powers of attorney should be drawn in compliance with Paragraphs 4 and 5 of Article 185 of the Civil Code of the Russian Federation or should be attested to by a notary. In the event a copy of a power of attorney is presented, the copy should be attested to by a notary as well.

6. A proposal on nominating candidates to the Board of Directors should contain information about the number and category (type) of shares owned by each shareholder who signed the proposal.

   In the event a proposal on nominating candidates to the Board of Director contains wrong information about the number, category (type) of shares belonging to shareholders who signed the proposal, and the Board of Directors determines that the shareholders who signed the proposal own a total of at least 2 percent of the Company's voting shares as of the date of submitting the proposal, the proposed candidate should be included on the list of candidates to the Board of Directors.

   The number of voting shares of the company owned by shareholders who signed a proposal on nominating candidates to the Board of Directors, and the total number of voting shares of the Company is determined as of the date of submitting the proposal to the Company.

   The relative share (percent) of the Company's voting shares, belonging to shareholders who signed a proposal on nominating candidates to the Board of Directors, to the total number of the Company's voting shares is determined as of the date of introducing the proposal.

   In the event the amount of voting shares of a shareholder decreases to less than 2 percent of all voting shares of the Company after the specified date, or if a shareholder stops owning voting shares, his proposal on nominating candidates to the Board of Directors is recognized as valid and the Board of Directors is obliged to consider it. A denial to satisfy proposals due to this reason only is not permitted.

   The Company's Board of Directors, on its own initiative, receives information from the register of owners of securities about the number of shares of the corresponding category (type) owned by the shareholder who signed a proposal on nominating candidates to the Company's Board of Directors.

7. In the event a proposal on nominating candidates on the Board of Directors contains candidates in a number exceeding the quantitative make-up of the corresponding governing body of the Company stipulated in the Articles of Association, only the number of candidates corresponding to the quantitative make-up of the Board of Directors, as stipulated in the Articles of Association, will be considered. In this case, candidates who are listed first in the proposal on nominating candidates to the Board of Directors are taken into account.

8. A proposal on nominating candidates to be elected to the Board of Directors at the Extraordinary General Shareholders' Meeting shall contain information stipulated by the Company's Articles of Association.

9. Each proposal on nominating candidates to the Board of Directors is considered by the Board of Directors separately. Votes of shareholders who signed various proposals on nominating candidates to the Board of Directors are not summed up.

   Shareholders are considered to have made a joint proposal on nominating a candidate to the Board of Directors if they signed one such proposal.

   The inclusion of a candidate on the list of candidates to the Board of Directors requires that at least one of the proposals on nominating this candidate be signed by shareholders owning the necessary number of the Company's voting shares as stipulated by law.

   In the event a candidate was nominated more than once in one or several proposals on nominating candidates to the Board of Directors, he is considered to be nominated to one post on the Board of Directors and he is included on the list of candidates for voting only once.

Article 15. The order of decisions on including candidates on the list of candidates to the Board of Directors elected by cumulative vote at the Extraordinary Shareholders' Meeting

1. The Company's Board of Directors shall consider submitted proposals and make a decision on including candidates on a list of candidates to the Board of Directors or refuse to include them not later than 5 days after the deadline set by the Company's Articles of Association for submitting proposals to the Company on nominating candidates to the Company's Board of Directors.

   Nominated candidates shall be included on the list of candidates to be voted on, except for the following cases:

   - Shareholders (a shareholder) do(es) not comply with deadlines for submitting proposals on nominating candidates to the Board of Directors to be elected by a cumulative vote at the Extraordinary General Shareholders' Meeting, as stipulated by the Company's Articles of Association;
   - Shareholders (a shareholder) who signed a proposal on nominating candidates to the Board of Directors do(es) not own the amount of the Company's voting shares stipulated in Paragraph 1 and 2 of Article 53 of the Federal Law "On Joint-Stock Companies";
   - A proposal does not correspond to the requirements as stipulated in Paragraphs 3 and 4 of Article 53 of the Federal Law "On Joint-Stock Companies" and requirements of the Articles of Association;

2. A motivated decision of the Board of Directors on refusing to include a candidate on the list of candidates to the Board of Directors is sent to shareholders (a shareholder), who nominated the candidate, not latter than 3 days after making this decision.

A motivated decision of the Company's Board of Directors on refusing to include a candidate on the list of candidates to the Board of Directors due to the fact that shareholders (a shareholder) who made the proposal do(es) not own the number of voting shares of the Company as stipulates in Paragraph 2 of Article 53 of the Federal Law "On Joint-Stock Companies" shall be confirmed by an extract from the register of owners of the Company's registered shares.

3. A decision of the Board of Directors on refusing to include a candidate on the list of candidates on the Board of Directors as well as waiving to make a decision by the Board of Directors can be appealed in court.

Article 16. Receiving written consent of candidates included on the list of candidates to the Board of Directors to be elected at the Extraordinary General Shareholders' Meeting

1. The Board of Directors shall receive the written consent of persons included on a list of candidates for electing the Board of Directors confirming that this person agrees to run for a position on the Board of Directors.

   The Board of Directors shall send a letter to each candidate included on the list of candidates on the Board of Directors saying what governing body of the Company this person was nominated as a candidate for, who made the corresponding proposal on nominating him and the number of voting shares of the Company owned by shareholders who nominated this person. The letter contains a request to confirm the candidate's consent to run for a position on the Board of Directors in writing and a request to confirm the authenticity of information about the candidate required by the Company's Articles of Association.

2. In the event of self-nomination (when a candidate nominates him himself), written consent of a candidate to run for a position on the Board of Directors is considered given. The Board of Directors does not send him a letter asking to confirm his consent to run for a post on the Board of Directors.

   In the event a proposal to nominate a candidate to the Company's governing body is provided with the candidate's written consent to run for the position, the Board of Directors does not send him a letter asking to confirm his consent to run for a post on the Board of Directors.

3. A candidate nominated to the Board of Directors is entitled with withdraw his candidacy at any time by informing the company thereof in writing.

   The voting ballot for electing members of the Board of Directors shall not include candidates from earlier confirmed lists of candidates who refused to run for a post on the Board of Directors in writing.

V. PREPARING GENERAL SHAREHOLDERS' MEETING

Article 17. Preparing the Annual General Shareholders' Meeting

While preparing to hold the Annual General Shareholders' Meeting, the Company's Board of Directors shall determine:

- The form of holding the General Shareholders' Meeting;
- The date for holding the General Shareholders' Meeting;
- The place for holding the General Shareholders' Meeting (according to the Company's Articles of Association, the General Shareholders' Meeting shall be held in Moscow);

- The time of holding the General Shareholders' Meeting;
- The time when the registration of shareholders begins;
- The date for drawing a list of persons eligible to participate in the Annual Shareholders' Meeting;
- The agenda of the General Shareholders' Meeting;
- The procedure for giving notice to shareholders of holding the General Shareholders' Meeting;
- A list of information (documents) to be presented to shareholders while preparing the General Shareholders' Meeting and the procedure for providing this information;
- The form and contents of a voting ballot;
- A postal address where filled out voting ballots can be posted to;
- Estimates of expenditures for holding the Annual General Shareholders' Meeting.

The Company's Board of Directors is entitled to determine the list of the abovementioned documents when making a decision to hold the Annual Shareholders' Meeting or at any other time while preparing the meeting.

Article 18. Preparing the Extraordinary General Shareholders' Meeting

While preparing to hold the Extraordinary General Shareholders' Meeting, the Company's Board of Directors shall determine:

- The form of holding the Extraordinary General Shareholders' Meeting (in the event the form is not determined by the initiators of the convening of the Extraordinary General Shareholders' Meeting);
- The date of holding the Extraordinary General Shareholders' Meeting;
- The place of holding the General Shareholders' Meeting
- The time of holding the General Shareholders' Meeting
- The time when the registration of shareholders begins;
- The date for drawing a list of persons eligible to participate in the General Shareholders' Meeting;
- The agenda of the General Shareholders' Meeting;
- The procedure for giving notice to shareholders of holding the General Shareholders' Meeting;
- A list of information (documents) to be presented to shareholders while preparing the General Shareholders' Meeting and the procedure for providing this information;
- The form and contents of voting ballots;
- A postal address where filled out voting ballots can be posted at, and the deadline for accepting voting ballots in the event the Extraordinary General Meeting is held by "absentee vote";
- Estimates of expenditures for holding the General Shareholders' Meeting.

The Board of Directors is not entitled to introduce changes to formulations of issues on the agenda and formulations of decisions on this issues proposed by the initiators of the convening of the Extraordinary General Meeting.

The Board of Directors is entitled to introduce issues on the agenda and propose formulations of decisions on issues on the agenda at its own initiative.

The Company's Board of Directors is entitled to determine the list of abovementioned documents when making a decision to hold the Annual Shareholders' Meeting or at any other time while preparing the meeting.

Article 19. Nominating candidates to the Company's governing bodies at the initiative of the Board of Directors to be elected at the Annual or Extraordinary General Shareholders' Meeting

1. In the event there is a lack or an insufficient number of candidates nominated by shareholders to form the corresponding governing body of the Company, the Board of Directors is entitled to include candidates, whose number will not exceed the quantitative make-up of the corresponding governing body of the Company, on the list of candidates, at its discretion.
2. The number of candidates for forming a governing body of the Company is considered insufficient in the following cases:
   - The Company received no proposals from shareholders on nominating candidates to the Company's governing bodies before a set deadline;
   - The Company received proposals on nominating candidates to the Company's governing bodies from shareholders before a set deadline, however, the number of candidates nominated in these proposals and included on the list of candidates to be set up for voting on the Company's governing bodies is less that the number of members of this governing body set by the Company's Articles of Association.
   - Candidates included on the list of candidates be set up for voting on the Company's governing body did not confirm in writing their consent to run for this governing body of the Company and the number of candidates to be included on voting ballots for electing members to the Company's governing bodies is less than the number of members of this governing body set by Company's Articles of Association.
   - Candidates included on the list of candidates to be set up for voting on the Company's governing bodies have withdrawn their candidacies by informing the Company thereof in writing, and the number of candidates to be included on voting ballots for electing members of the Company's governing body is less than the number of members of this governing body of the Company set by the Company's Articles of Association.
3. The Board of Directors shall receive written consent from candidates nominated to the Board of Directors, confirming that candidates agree to run for these posts and confirming the authenticity of data, required by the Company's Articles of Association and these Provisions, about a candidate.
4. The Board of Directors shall include, on its own initiative, candidates on the list of candidates to be set up for voting on the Company's governing bodies and on voting ballots for electing the Company's governing bodies not later than the date of giving shareholders notice of holding the General Shareholders' Meeting and presenting information (documents) to be submitted to shareholders while preparing the General Shareholders' Meeting.

VI. PERSONS ELIGIBLE TO PARTICIPATE IN GENERAL SHAREHOLDERS' MEETING

Article 20. List of persons eligible to participate in the General Shareholders' Meeting

1. A list of persons eligible to participate in the General Shareholders' Meeting is drawn on the basis of data from the register of the Company's shareholders.

   Before drawing a list of persons eligible to participate in the General Meeting, a nominee shareholder presents information about persons in whose interests he owns shares, as of the date of drawing the list.

   The nominee shareholders shall present specified information in time to provide the Company with a real opportunity to observe terms for convening the General Meeting in compliance with the Federal Law "On Joint-Stock Companies" and the Company's Articles of Association, as well as in compliance with terms for giving notice of convening the General Meeting, providing shareholders with ballots for voting and other terms set in the interests of shareholders.

   The list of persons eligible to participate in the General Meeting includes:

   - Shareholders who own common shares of the Company;
   - Shareholders who own the Company's preferred shares of a certain type with the size of dividends set in the Company's Articles of Association (except for cumulative shares of the Company), in the event the previous Annual General Meeting, irrespective of causes, did not make a decision on dividend payments on preferred shares of this type or a decision was made on partial dividend payments on preferred shares of this type;
   - Shareholders who own the Company's preferred shares in the event the agenda of the General Meeting includes an issue on the Company's reorganization or liquidation;
   - Shareholders who own the Company's preferred shares of a certain type in the event the agenda of the General Meeting includes an issue on introducing changes to the Company's Articles of Association or additions (the approval of a new edition the Company's Articles of Association) limiting the rights of shareholders who own this type of preferred shares, or an issue on making a decision which will be a basis, according to the Federal Law "On Joint-Stock Companies", for introducing changes or additions to the Company's Articles of Association limiting the rights of shareholders who own this type of preferred shares.
   - Other persons as stipulated by federal law.
   - In the event shares were transferred to beneficial ownership, the list of persons eligible to participate in the General Meeting shall include beneficial owners, excluding cases when a beneficial owner is not entitled to exercise the right of vote by shares in beneficial ownership.

2. The deadline for drawing a list of persons eligible to participate in the General Shareholder's Meeting cannot be set earlier than the date of making a decision on holding the General Shareholders' Meeting and earlier than 50 days prior to holding the General Meeting. In cases stipulated by Paragraph 2 of Article 53 of the Federal Law "On Joint-Stock Companies", the deadline cannot be set earlier than 65 days prior to holding the General Shareholders' Meeting.

   In the event of holding the General Shareholders' Meeting whose quorum was determined by and whose voting ballots were received by the Company in compliance with Paragraph 2 of Article 58 of the Federal Law "On Joint-Stock Companies", the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting is set at least 45 days prior to the date of holding the General Shareholders' Meeting.

3. The list is drawn by order of the Chairperson of the Company's Board of Directors or persons entitled to convene a meeting, as of the date specified in the order by a person who keeps the register of the Company's shareholders. The person who requested the holding of the General Meeting shall be responsible for the compliance of the set date with Russian law.
4. A list of persons eligible to participate in the General Shareholders' Meeting shall contain the name of each person (company name), necessary identification data, data about the number and category (type) of shares that give the person the right to vote, a postal address in the Russian Federation at which notice of holding the General Shareholders' Meeting shall be sent along with voting ballots, in the event the voting stipulates sending voting ballots, and a report on the results of voting.
5. Changes to the list of persons eligible to participate in the General Shareholders' Meeting can be introduced by the Company's Board of Directors only in the event of restoring the rights of persons who were not included on the specified list of the date of drawing it or in the event corresponding mistakes were made while drawing the list.

Article 21. Availability of a list of persons eligible to participate in the General Shareholders' Meeting

A list of persons eligible to participate in the General Shareholders' Meeting shall be made available at the request of persons included on this list and owning at least 1 percent of the voting shares. In this case, information from documents and the postal address of private individuals included on the lists are provided only upon consent of these private individuals.

At request of any interested person, the Company, within 3 days, shall provide him with a statement of the list of persons eligible to participate in the General Shareholders' Meeting with information about this person or a statement confirming that this person is not included on the list of persons eligible to participate in the General Shareholders' Meeting.

A request shall contain:

- The first name, second name and last name (company name) of a shareholder;
- Information about the shares he owns (number, category (type)).

A request is signed by a shareholder or his agent. In the event a request is signed by an agent, a power of attorney should be attached.

In the event the initiative comes from a shareholder that is a legal entity, the signature of a representative of the legal entity, acting on behalf of the articles of association of the entity without a power of attorney, should be attested to by a stamp of this legal entity. In the event the request is signed by a representative of a legal entity acting on its behalf with a power of attorney, the power of attorney should be attached to the request.

A list of shareholders eligible to participate in the General Shareholders' Meeting shall be presented only to shareholders who sighed the corresponding request and not earlier than the date of drawing the list.

VII. NOTICE OF GENERAL SHAREHOLDERS' MEETING

Article 22. Notice of the General Shareholders' Meeting

1. Notice of holding the General Shareholders' Meeting shall be communicated to all persons included on the list of persons eligible to participate in the General Shareholders' Meeting.

   The presence of shares owned by shareholders is determined as of the moment of drawing a list of persons eligible to participate in the General Shareholders' Meeting.

2. In the event a person registered in the register of the Company's shareholders is a nominee holder of shares, notice of holding the General Shareholders' Meeting shall be sent at the address of the nominee holder of shares unless the list of persons eligible to participate in the General Shareholders' Meeting contains another postal address at which notice of holding the General Shareholders' Meeting shall be sent. In the event notice of holding the General Shareholders' Meeting is given to a nominee holder of shares, the latter shall communicate this notification to his clients according to a procedure and in a time frame set by Russian law or agreements with clients.

Article 23. Terms of notification of the General Shareholders' Meeting

Notice on holding the General Shareholders' Meeting shall be made at least 20 days prior to holding the General Meeting and notice on holding the General Shareholders' Meeting whose agenda includes issues on the Company's reorganization shall be made at least 30 days prior to holding the meeting.

In cases stipulated in Paragraph 2 of Article 53 of the Federal Law "On Joint-Stock Companies", notice on holding the Extraordinary General Shareholders' Meeting shall be made at least 50 days prior to holding the meeting.

Notice on holding the General Shareholders' Meeting shall be made in the specified terms according to the procedure set by the Company's Articles of Association.

Article 24. The contents of notice of the General Shareholders' Meeting

Notice on holding the General Shareholders' Meeting shall include the following data:

- The full name of the Company;
- The location of the Company;
- The form of holding the General Shareholders' Meeting;
- The date, place and time when the registration of participants of the meeting begins, the time of holding the General Shareholders' Meeting and a postal address for sending filled out ballots if filled out ballots can be sent to the Company in accordance with Paragraph 3 of Article 60 of the Federal Law "On Joint-Stock Companies" or the deadline for receiving voting ballots and a postal address for sending filled out ballots if the General Shareholders' Meeting is held by "absentee vote";
- For the General Meeting in the form of a physical meeting, the date, time of the beginning and place of holding the registration of participants for the General Meeting;
- The date of drawing a list of persons eligible to participate in the General Shareholders' Meeting;
- The agenda of the General Shareholders' Meeting;

- The procedure of studying information (documents) to be made available while preparing the General Shareholders' Meeting and an address (addresses) at which it is available.

VIII. INFORMATION (DOCUMENTS) PRESENTED TO SHAREHOLDERS WHILE PREPARING THE GENERAL SHAREHOLDERS' MEETING

Article 25. The contents of information (documents) to be provided to persons eligible to participate in the General Shareholders' Meeting

1. Information (documents) to be provided to persons eligible to participate in the General Shareholders' Meeting while preparing to hold a general shareholders' meeting of the Company includes annual accounting statements, including an Auditor's report, a report of the Company's Audit and Compliance Committee on the results of examining the annual accounting statements, information about a candidate (candidates) to the Company's executive bodies, the Board of Directors, the Company's Audit and Compliance Committee and the Auditor of the Company, draft changes and additions to be introduced to the Company's Articles of Association or a new edition of the draft Articles of Association of the Company, draft bylaws of the Company to be approved by the General Shareholders' Meeting, draft decisions of the General Shareholders' Meeting, the Company's losses by the end of a fiscal year and other documents approved by the Company's Board of Directors.

   Shareholders can review information (materials) that are subject to provision in the course of preparation to the annual general meeting in a building where the Company's sole-member body is located, other places, which addresses are given in the notice of the annual general meeting, as well as through electronic means of communication, including the Internet and the Company's web site.

   The Company shall provide a copy of the above-mentioned documents within 5 days from the date of receiving a request from a person who has the right to take part in the general meeting of shareholders.

   Fees, which are taken by the Company for the provision of copies of documents containing information (copies of materials) that are subject to provision to persons having the right to take part in the general meeting, shall not exceed the costs of their production.

2. Additional information (documents) to be obligatorily provided to persons eligible to participate in the Annual General Meeting while preparing to hold the Annual General Meeting includes:

   - The Company's annual report;
   - A report of the Audit and Compliance Committee about the authenticity of data in the Company's annual report;
   - Recommendations of the Board of Directors (Supervisory Board) of the Company on profit distribution, including the size of dividends on the Company's shares and the procedure of dividend payments, and losses of the Company by the end of a fiscal year.

3. Additional information, which is obligatory to be presented to persons eligible to participate in the General Meeting while preparing to hold the General Meeting whose agenda contains an issue on electing members of the Board of Directors (supervisory Board), members of the Audit and Compliance Committee and(or) electing the Company's Internal Auditor, includes information about the presence or absence of written consent of candidates nominated to the corresponding governing body of the Company, information

about their age, education, positions held over the previous 5 years and the position held at the time of nomination.

4. Additional information (documents), which is obligatory to be presented to persons eligible to participate in the General Meeting, while preparing to hold the General Meeting whose agenda stipulates voting on issues that may empower participants to exercise their right to repurchase the Company's shares, includes:

    - A report on an independent appraiser on the market cost of the Company's shares, for which the Company may receive repurchase demands;
    - Estimations of the cost of the Company's net assets by data from accounting statements of the Company for the previous completed reported period;
    - Minutes (an extract from minutes) of a meeting of the Board of Directors (Supervisory Board) of the Company that made a decision to estimate the price for repurchasing the Company's shares and with the specified price for repurchasing the shares.

5. Additional information (documents), which is obligatory to be presented to persons eligible to participate in the General Meeting while preparing to hold the General Meeting whose agenda contains an issue on the Company's reorganization, includes:

    - The grounding of conditions and procedures of the Company's reorganization stipulated in the decision on dividing, separation or reorganization as stipulated in an agreement on merger or acquisition, approved (passed) by the authorized governing body of the Company;
    - Annual reports and annual accounting statements of all organizations participating in the reorganization for the previous three full fiscal yeas prior to the date of holding the General Meeting or for each full fiscal year from the moment of founding the organization in the event the organization exists less than three years;
    - Quarterly accounting statements or all organizations participating in the reorganization for the previous full quarter prior to the date of holding the General Meeting.

6. An annual report shall contain:

    - Information about the Company's position in the industry;
    - Priority directions in the Company's activity;
    - A report of the Board of Directors (Supervisory Board) of the Company on the results of the Company's development within the priority directions of activity;
    - Outlooks for the Company's development;
    - A report on the paying of declared (accrued) dividends on the Company's shares;
    - A description of the main risk factors linked to the Company's activity;
    - A list of transactions made by the Company in the reported year, recognized in accordance with the Federal Law "On Joint-Stock Companies" as material transactions and other transactions requiring the approval procedure for material transactions according to the Company's

Articles of Association. Material conditions and the Company's governing body who approved this decision shall be specified for each transaction;

- A list of transactions made by the Company in the reported year, recognized in accordance with the Federal Law "On Joint-Stock Companies" as party-related transactions of the Company, specifying the related party (parties) for each transaction, material conditions and the Company's governing body that made the decision on approving the transaction;
- The make-up of the Board of Directors (Supervisory Board) of the Company, including information about changes in the make-up of the Board of Directors (Supervisory Board) of the Company in the reported year and information about members of the Board of Directors (Supervisory Board) of the Company, including brief biographies and information on the Company's shares they owned in the reported year;
- Information about a person holding the position of the sole executive authority (or a manager or a managing organization) of the Company and members of the collegial executive authority of the Company, including their brief biographies and information on the Company's shares they owned during the reported year;
- Criteria for setting remuneration and the size of remuneration (reimbursement of expenses) to a person holding the post of the sole executive authority (manager, the managing organization) of the Company, to each member of the collegial executive authority of the Company and each member of the Company's Board of Directors (Supervisory Board) or a general size of remuneration (reimbursement or expenses) to all these persons already paid or is still to be paid by the results of the reported year;
- Information on the Company's compliance with the Code of Corporate Conduct;
- Other information as stipulated in the Company's Articles of Association or other bylaws of the Company.

The Company's annual report shall be signed by a person holding the post (or fulfilling the functions of) the sole executive authority of the Company and by the Company's Chief Accountant.

The Company's annual report should be marked as receiving prior approval by the Company's Board of Directors (Supervisory Board). In the event the Company has no Board of Directors (Supervisory Board), the annual report should be marked as receiving prior approval by the person holding the post (fulfilling the functions) of the sole executive authority of the Company.

Article 26. Information about candidates to the Company's governing bodies

Information about a candidate (candidates) to the Company's governing bodies, to be presented to persons eligible to participate in the General Shareholders' Meeting, includes:

- The first name, second name and last name;
- The date of birth;
- Information about education, including advanced skills training (with the name of the educational institution, the expiry date and specialty);

- Companies where the candidate worked and positions for the previous 5 years;
- Positions occupied in governing bodies of other legal entities over the previous 5 years;
- The list of legal entities in which the candidate participates, including information on shares, stakes and equity participation of the candidate in the share capital (reserve capital) of these legal entities;
- A list of persons with whom the candidate is affiliated, specifying the grounds of their affiliation.

Information about a candidate to the Company's Auditor to be approved at the Annual General Shareholders' Meeting shall include:

- The full company name;
- Address and contact phone numbers;
- The registration number of the candidate's license, the name of the issuer and the date of issuing the license;
- The terms of the license;
- A list of legal entities where the candidate acts as an official auditor.

Article 27. Providing information (documents) to be available to persons eligible to participate in the General Shareholders' Meeting

Information (documents) stipulated in this paragraph shall be made available to persons eligible to participate in the General Shareholders' Meeting 20 day prior to holding the meeting, or, in the event on the agenda of the General Shareholders' Meeting contains an issue on the Company's reorganization, 30 days prior to the meeting. Such information (documents) shall be available at the premises of the Company's executive governing body and other places whose addresses are specified in a notice on holding the General Shareholders' Meeting and on the Company's web site www.rbcinfosystems.ru. The specified information (documents) shall also be available to persons participating in the General Shareholders' Meeting while holding the meeting. Materials that are made available prior to the General Shareholders' Meeting shall be compiled in a way to be easily correlated to specific issues on the agenda of the meeting.

At the demand of a person eligible to participate in the General Shareholders' Meeting, the Company shall provide this person with copies of specified documents not later than 5 days after receiving the corresponding demand and(or) send these documents by e-mail. A fee charged by the Company for presenting such copies shall not exceed expenditures on making these copies.

IX. FORMS OF PARTICIPATION OF SHAREHOLDERS AND THEIR AGENTS IN THE GENERAL SHAREHOLDERS' MEETING. THE PROCEDURE OF DRAWING POWERS OF ATTORNEY

Article 28. Persons attending the General Shareholders' Meeting "in person"

1. The General Meeting can be attended by persons included on the list of persons eligible to participate in the General Meeting, their agents, the Company's Registrar (or its representative), the Company's Auditor (or its representative), members of the Company's governing bodies, candidates included on voting ballots for electing members of the Company's governing

bodies and other persons allowed to participate in a meeting of the Board of Directors.

2. Upon consideration of the issue of electing members of the Board of Directors and the Audit and Compliance Commission, as well as the issue of appointing the Company's Auditor by the General Shareholders' Meeting, the Company shall take reasonable measures to ensure the attendance of candidates..

Article 29. The right of participation in the General Shareholders' Meeting

1. The right of participation in the General Meeting can be exercised by a shareholder individually or through his agent.

   In the event shares were transferred after the date of drawing a list of persons eligible to participate in the General Shareholders' Meeting, and before the date of holding the General Meeting, a person included on this list shall provide the new owner of shares with a power of attorney for participation in the meeting or the person shall vote at the General Meeting according to instructions from the new owner of the shares. This rule is applied to each following case of the transfer of shares.

   In the event a power of attorney for voting was issued for shares transferred after the date of drawing the list, by a person included on the list of persons eligible to participate in the General Meeting, the owners of such shares shall be registered to participate in the General Meeting and they shall be provided with voting ballots.

2. A shareholder can take part in the General Meeting in the following ways:

   - By participating in discussions of issues on the agenda and in voting on these issues in person at a meeting held "in person";
   - By sending an agent to participate in discussions of issues on the agenda and voting on these issues at a meeting held "in person";
   - By participating in discussions of issues on the agenda and voting on these issues together with his agent at a meeting held "in person";
   - By "absentee vote";
   - By entrusting an agent to submit absentee ballots.

Article 30. The transfer of the right to participate in the General Shareholders' Meeting

1. The transfer of the right of a shareholder to an agent is performed by issuing a proxy.
2. A shareholder can issue a proxy for all shares that belong to him/her.
3. A proxy shall contain information about the shareholder and his agent (including the first name, the second name and the last name or the company name, the place of residence or the place of location and passport data). By passport data of the shareholder and his agent is meant the number of the passport and its date of issue.
4. A proxy shall be attested to by an organization where the trustier works or studies, the housing and communal organization at the place of his residence and the administration of the in-patient medical institution where he is treated, or by a notary.
5. A proxy issued by a legal entity shall be signed by the head of the legal entity or other persons authorized to do this by the founding documents, and should have the stamp of the legal entity or be attested to by a notary.

6. An agent of a shareholder can also act at the General Meeting in compliance with authorities based on provisions of federal law or laws passed by authorized governing bodies or agencies of self-governing regions.
7. Voting ballots signed by a representative acting on behalf of a proxy shall be recognized invalid by the Company in the event that the Company, or the Registrar acting as the counting commission, receives a notice of substitution (recall) of the representative no later than two days prior to the date of the General Meeting.
8. Any person entitled to participate in the General Meeting (inclusive of a new representative acting on behalf of a proxy) shall be registered in order to be able to participate in the General Meeting, and shall be issued with voting ballots in the event that the Company, or the Registrar acting as the counting commission, receives a notice of substitution (recall) of the proxy prior to registration of the representative whose powers are terminated.
9. In the event a share is jointly held by several persons, the rights granted by this share at the General Shareholders' Meeting are exercised at their discretion by one of the holders or their common representative. Authorities of each of these persons shall be duly registered in accordance with established procedures.

X. HOLDING THE GENERAL SHAREHOLDERS' MEETING BY "ABSENTEE VOTE"

Article 31. Holding the General Shareholders' Meeting by "absentee vote"

1. A decision of the General Shareholders' Meeting can be made without convening a physical meeting (attended by shareholders in person to discuss issues on the agenda and making decisions on issues put to a vote) by "absentee vote" (holding the General Shareholders' Meeting by "absentee vote").

   The date of holding the General Shareholders' Meeting held by "absentee vote" is the last date for submitting voting ballots.
2. The General Shareholders' Meeting held by "absentee vote" is not entitled to consider or make decisions on the following issues:
   - Electing the Board of Directors of the Company;
   - Electing the Audit and Compliance Committee (Internal Auditor) of the Company;
   - Approving the Company's Auditor;
   - Approving the Company's annual reports, annual financial statements, including profit and loss accounts (profit and loss statements), distribution of profits and losses at the end of fiscal years shall not be considered or adopted.
3. A new, second, General Shareholders' Meeting cannot be held by "absentee vote" in substitution of a frustrated General Shareholders' Meeting that was to be held "in person".
4. Voting on issues put to a vote on the agenda of the General Shareholders' Meeting held by "absentee vote" is conducted only through voting ballots.

Article 32. List of persons eligible to participate in the General Shareholders' Meeting held by "absentee vote"

A list of persons eligible to participate in the General Shareholders' Meeting is drawn on data from the register of owners of the Company's securities as of the date set by the Company's Board of Directors.

The date of drawing a list of persons eligible to participate in the General Shareholders' Meeting held by "absentee vote" shall not simultaneously be:

- Earlier than the date of making a decision to hold the General Shareholders' Meeting;
- And more than 50 days prior to the deadline for submitting voting ballots.

A list shall contain data set by the Russian Federal Commission for the Securities Market.

Article 33. Notice of the General Shareholders' Meeting held by "absentee vote"

1. Notice of holding the General Shareholders' Meeting by "absentee vote" shall be made at least 20 days prior to holding the General Meeting and notice on holding the General Shareholders' Meeting whose agenda includes issues on the Company's reorganization shall be made at least 30 days prior to holding the meeting.

   Notice of holding the General Shareholders' Meeting shall be made in the specified terms according to the procedure set by the Company's Articles of Association.

2. Notice of holding the General Shareholders' Meeting by "absentee vote" shall include the following information:

   - The full name of the Company;
   - The location of the Company;
   - The form of holding the General Shareholders' Meeting (by "absentee vote");
   - The date of holding the General Shareholders' Meeting (the deadline for submitting voting ballots);
   - The postal address where filled out voting ballots can be posted to;
   - The date of drawing a list of persons eligible to participate in the General Shareholders' Meeting;
   - The agenda of the General Shareholders' Meeting;
   - The procedure of studying information (documents) to be made available while preparing the General Shareholders' Meeting and an address (addresses) at which it is available.

   Notice of holding the General Shareholders' Meeting may contain additional information included by the Board of Directors and the initiator of the Extraordinary General Shareholders' Meeting.

3. When holding the General Shareholders' Meeting by "absentee vote", a voting ballot shall be sent or delivered directly to each person included on the list of persons eligible to participate in the General Shareholders' Meeting not earlier than 20 days prior to holding the General Shareholders' Meeting.

   Voting ballots are sent by methods stipulated in the Company's Articles of Association.

Each person included on the list of persons eligible to participate in the General Shareholders' Meeting shall receive one voting ballot to vote on all issues or a voting ballot to vote on various issues on the agenda of the General Shareholders' Meeting.

All shareholders who own shares jointly with other shareholders included on the list of persons eligible to participate in the General Shareholders' Meeting, shall receive one voting ballot each to vote on all issues or a copy of two or more voting ballots to vote on various issues on the agenda of the General Shareholders' Meeting.

4. Shareholders who own voting shares of the Company providing the right to vote only on separate issues on the agenda of the General Shareholders' Meeting, and other persons included on the list of persons eligible to participate in the General Shareholders' Meeting, who act in the interests of shareholders owning such voting shares, shall receive voting ballots that include only the corresponding issues put to a vote at the General Shareholders' Meeting.

Article 34. Quorum of the General Shareholders' Meeting held by "absentee vote"

1. The General Shareholders' Meeting held by "absentee vote" has a quorum if the shareholders who own a total of more than a half of voting shares of the Company participate in it.

   Shareholders are recognized as participants of the General Shareholders' Meeting held by "absentee vote" if their ballots were submitted before the expiry of a deadline for submitting voting ballots.

   In the event the agenda of the General Shareholders' Meeting includes issues to be voted on by various groups of voters, a quorum for making decisions on such issues is determined separately. In this event, the lack of a quorum for making decisions on issues put to a vote for one group of voters does not hamper making decisions on issues put to a vote for another group of voters if there is a quorum for voting on the latter issues.

2. In the event there is no quorum for holding the Extraordinary General Shareholders' Meeting, a second General Shareholders' Meeting can be held with the same agenda.

   A second General Shareholders' Meeting is valid (has a quorum) if the shareholders, who own a total of at least 30 percent of voting shares of the Company participate in it.

   A notice of holding a second General Shareholders' Meeting shall be made in accordance with requirements stipulated in Article 52 of the Federal Law "On Joint-Stock Companies".

   In this case, provisions of the second part of Paragraph 1 of Article 52 of the Federal Law "On Joint-Stock Companies" are not applied. The handing out of, the sending of and the publishing of voting ballots in the event of holding a second General Shareholders' Meeting is conducted in accordance with the requirements of Article 60 of the Federal Law "On Joint-Stock Companies".

3. In the event a second General Shareholders' Meeting is held less than 40 days after the invalid General Shareholders' Meeting, persons eligible to participate in the General Shareholders' Meeting are determined according to a list of persons who were eligible to participate in the General Shareholders' Meeting that was recognized as invalid.

XI. WORKING AUTHORITIES OF GENERAL SHAREHOLDERS' MEETING

Article 35. Basic provisions on working authorities of the General Shareholders' Meeting

Working authorities of the General Shareholders' Meeting are:

- The Chairperson;
- The Secretary;
- The Counting Commission (functions of the Counting Commission are fulfilled by the Company's Registrar).

Other authorities of the General Shareholders' Meeting can be established if provided for in the Company's Articles of Association.

Article 36. Chairperson of the General Shareholders' Meeting

1. The General Shareholders' Meeting is chaired by the Chairperson of the Company's Board of Directors. In the event he is absent or refuses to chair the meeting, the meeting is chaired by a deputy chairperson of the Company's Board of Directors.

   In the event the specified persons are absent or refuse to chair the meeting, the General Meeting is chaired by one of the directors chosen by members of the Board of Directors. In the event directors are absent or refuse to chair a meeting, the General Meeting held "in person" chooses a chairperson from shareholders registered to participate in the meeting.

   In this case, a representative of the Counting Commission announces a break for nominating candidates to the post of the chairperson of the General Shareholders' Meeting.

   Participants (a participant) of a meeting who control(s) a total of at least 2 percent of the Company's voting shares shall submit written application to the Counting Commission before the end of a break, specifying:

   - The first name, the second name, the last name of a candidate, the number and category (type) of shares he owns;
   - The first names, the second names, the last names (company names) of shareholders nominating a candidate, the number and category (type) of shares they own.

   The General Shareholders' Meeting shall elect a chairperson of the meeting from nominated candidates.

   When electing a chairperson for a meeting, each participant of the meeting shall cast all his votes for one candidate or none of the candidates.

   When summarizing the results of electing the chairperson of the General Meeting, the Company's voting shares and shares granting voting rights on separate issues on the agenda are taken into account.

   A candidate shall be considered elected if more than 50 percent of votes were cast for him.

2. The chairperson of the General Meeting shall officially announce the opening and the closing of a meeting. Upon completing a discussion of an issue on the agenda, the chairperson announces voting on this issue, conducts the meeting, controls compliance with time limits of the meeting, gives necessary orders and tasks to the Counting Commission, gives orders on the distribution of documents of the meeting and announcements of the presidium of a meeting, takes measures to maintain or restore order at the General Shareholders'

Meeting. In the event a speaker violates the procedure of the meeting, the chairperson shall rule this speaker out of order. The chairperson shall also announce the beginning and end of breaks in the General Meeting and sign the minutes of the General Meeting.

The chairperson of the meeting is not entitled to interrupt the speech of a participant of the meeting or comment on it unless this is caused by violations of the procedure of the meeting by the speaker or other procedural issues.

The chairperson of a meeting shall ensure that all shareholders receive answers to all their questions directly at the General Meeting. In the event the complexity of a question makes it impossible to answer the question immediately, a written answer should be given to the question in the shortest possible time after the General Meeting.

3. The chairperson of a meeting can entrust the conducting of the General Meeting to another person but the former still remains the chairperson of the meeting.
4. In the event persons who shall chair the General Meeting in accordance with Paragraph 1 of this Article are not present at the Extraordinary General Meeting held by the decision of persons entitled to demand holding the Extraordinary General Meeting, the chairperson of the meeting shall be a person who made the decision to hold the Extraordinary Meeting (or an agent of this person) or, in the event a decision on holding the Extraordinary General Meeting is made by several persons, one of these persons at their discretion.

Article 37. Secretary of the General Shareholders' Meeting

1. The Secretary of a meeting (further referred to as the Secretary) is a person appointed by the Company's Board of Directors.
2. The Secretary provides control over preparing working draft documents for a meeting, takes minutes of the meeting and signs them, provides access to the minutes and decisions of the meeting to shareholders at their request.
3. The Secretary shall provide access to information (documents) of the General Meeting to registered participants of the meeting.

Article 38. The Counting Commission

1. In regard to its assigned duties, the Counting Commission is a standing independent working authority of the General Meeting and its functions are fulfilled by the Company's Registrar.
2. Information received by persons fulfilling the functions of the Counting Commission while processing the voting results (counting votes and filling out minutes) is confidential.
3. The Counting Commission fulfills the following functions:
    - Draws a list of persons eligible to participate in the General Meeting;
    - Draws a list of shareholders eligible to receive annual dividends;
    - Draws a list of shareholders eligible to demand the repurchasing of the Company's shares they own in cases stipulated by the Federal Law "On Joint-Stock Companies";
    - Verifies authority and registers persons participating in the General Meeting and keeps records in the register;
    - Keeps a record of powers of attorney (and rights granted by them) and other documents used as a basis for participants of the General Meeting

to act on behalf of persons included on the list of persons eligible to participate in the General Shareholders' Meeting;

- Hands out voting ballots;
- Determines a quorum of the General Shareholders' Meeting for each issue put to a vote;
- Organizes elections of working authorities of a meeting in cases stipulated by the Company's Articles of Association;
- Provides explanations to questions arising during the execution of participants of a meeting of their voting right at the General Meeting;
- Provides explanations as to the procedure of voting on issues put to a vote;
- Provides the observance of the set voting procedure and the right of shareholders to participate in voting;
- Determines the number of voting shares owned by a participant of a meeting as of the moment of voting;
- Counts votes and summarizes the results of voting;
- Draws minutes on the results of voting;
- Draws a report on the results of voting;
- Files documents of the General Shareholders' Meeting to archives, including voting ballots and powers of attorney (their copies) and other documents used as a basis for participants of the General Meeting to act on behalf of persons included on the list of persons eligible to participate in the General Shareholders' Meeting (their copies);
- Issues reference notes and statements from the list of persons eligible to participate in the General Shareholders' Meeting;
- Fulfills other functions stipulated by the Articles of Association and bylaws of the Company.

XII. REGISTRATION OF PARTICIPANTS OF SHAREHOLDERS' MEETING

Article 39. Persons recognized as having participated in the General Shareholders' Meeting

1. Shareholders who were registered for the meeting are considered participating in the general meeting that is held in a form of physical presence of shareholders for the discussion of agenda items and making decisions on issues put to vote without prior sending of ballots.
2. Shareholders who were registered for the meeting or whose ballots were received not later than two days prior to the date of the general meeting are considered participating in the general meeting that is held in a form of physical presence of shareholders for the discussion of agenda items and making decisions on issues put to vote with prior sending of ballots.
3. Shareholders are recognized as having participated in the General Shareholders' Meeting by "absentee vote" if their voting ballots were received not later than the deadline set for submitting voting ballots to the Company.

Article 40. Registration of participants of the General Shareholders' Meeting

1. The Counting Commission verifies authority and registers persons for participation in the General Shareholders' Meeting.
2. The registration of persons eligible to participate in the General Meeting shall be conducted on terms of identification of persons showing up to participate in the General Meeting by comparing data in the list of persons eligible to participate in the General Meeting with data from documents presented (submitted) by these persons.
3. The place of registration shall coincide with the place of holding the General Meeting.

Article 41. The registration procedure of participants of the General Shareholders' Meeting

1. During registration, the Counting Commission shall keep:
    - A register of participants of a meeting
    - A register of powers of attorney and other documents confirming the right of a participant of a meeting to act on behalf of a shareholder.

   On its own initiative, the Counting Commission can keep other registration forms and books.
2. Registration starts at least an hour prior to holding the General Meeting. The registration of persons eligible to participate in the General Meeting who did not register to participate in the General Meeting before its opening shall finish not earlier than the end of a discussion of the last issue on the agenda of the General Meeting that has a quorum.
3. When registering, participants of a meeting shall present the following documents:
    - A shareholder (a private individual) shall present an identification document;
    - A representative of a shareholders (of a private individual) shall present a power of attorney from a shareholder and an identification document of the former;
    - A representative of a shareholder (a legal entity) shall present a power of attorney from a legal entity and an identification document of the former;
    - The head of a legal entity that is a shareholder of the Company shall present a document confirming his position in accordance with the legislation currently in force and an identification document.

   The Counting Commission on the basis of a list of persons eligible to participate in the General Shareholders' Meeting shall identify each participant of a meeting.

   The Counting Commission shall provide a participant of a meeting with voting ballots and other documents to be handed out to participants of a meeting and the participant shall sign for the receipt of documents.

   A person eligible to participate in the General Meeting (including a new representative acting on the basis of a power of attorney for voting) shall be registered to take part in the General Meeting and shall receive voting ballots in the event a notice of the replacement (withdrawal) of a representative was received by the Company or the Registrar fulfilling the functions of the

Counting Commission before the registration of a representative whose authority expires.

The Counting Commission shall fill out the register of participants of a meeting.

Powers of attorney and other documents confirming the right of a participant to act on behalf of a shareholder shall be submitted to the Company during registration. Upon the desire of a participant of a meeting, copies of these documents can be submitted to the Company. Copies shall be made at the expense of the Company by the Counting Commission.

4. The Counting Commission shall draw minutes by the results of registration of participants of a meeting, specifying:

   - The full name of the Company;
   - The location of the Company;
   - The type of a meeting (annual, extraordinary);
   - For the Extraordinary General Shareholders' Meeting, its initiators;
   - The form of holding a meeting;
   - The date of holding the General Shareholders' Meeting (the deadline for submitting voting ballots in the event of holding the General Shareholders' Meeting by "absentee vote")
   - The time of holding the General Shareholders' Meeting;
   - The time when the registration of participants of a meeting begins;
   - The place of holding the General Shareholders' Meeting (the place of summarizing the result of voting in the event of holding the General Shareholders' Meeting by "absentee vote");
   - The date of drawing a list of persons eligible to participate in the General Shareholders' Meeting;
   - The Company's voting shares, taken into account when determining a quorum on issues put to a vote;
   - The number of persons registered to participate in the General Shareholders' Meeting and the number of voting shares in the Company they own;
   - The number of voting ballots received by the Company at least 2 days prior to the date of holding the General Shareholders' Meeting and the number of the Company's voting shares represented by these voting ballots;
   - The number of voting ballots handed out during the registration of participants of a meeting;
   - The date of drawing the minutes.

   Written complaints and statements related to the registration procedure are applied to the minutes.

   The minutes shall be signed by a representative of the Company's Registrar.

5. The Counting Commission shall report to participants of a meeting if there is a quorum on each issue on the agenda of the General Shareholders' Meeting.

6. Persons eligible to participate in the General Meeting (including a new representative acting on the basis of a power of attorney for voting) shall be registered to participate in the General Meeting and he shall receive voting ballots in the event the notification about the replacement (withdrawal) of a representative was received by the Company or the Registrar, fulfilling the

functions of the Counting Commission, before the registration of a representative whose authority expires.

XIII. QUORUM OF THE GENERAL SHAREHOLDERS' MEETING. CONVENING A SECOND GENERAL SHAREHOLDERS' MEETING

Article 42. Defining a quorum of the General Shareholders' Meeting

1. A General Meeting is qualified (has a quorum) should shareholders jointly entitled to more than half the votes granted to the Company's voting shares participate in voting on at least one item on the agenda of the General Meeting. In the event that by the time of the opening of the General Meeting no quorum is available for any of the items on the agenda, the opening of the Meeting shall be delayed for a term of not more than two hours.

   Shareholders who were registered for the meeting are considered participating in the general meeting that is held in a form of physical presence of shareholders for the discussion of agenda items and making decisions on issues put to vote without prior sending of ballots.

   Shareholders who were registered for the meeting or whose ballots were received not later than two days prior to the date of the general meeting are considered participating in the general meeting that is held in a form of physical presence of shareholders for the discussion of agenda items and making decisions on issues put to vote with prior sending of ballots.

   Shareholders are recognized as having participated in the General Shareholders' Meeting by "absentee vote" if their voting ballots were received not later than the deadline set for submitting voting ballots to the Company.

2. In the event the agenda of the General Shareholders' Meeting includes issues to be voted by various groups of voters, a quorum for making decisions on such issues is determined separately. In this event, the lack of a quorum for making decisions on issues put to a vote for one group of voters does not hamper making decisions on issues put to a vote for another group of voters if there is a quorum for voting on such issues.

3. In the event by the beginning of the General Shareholders' Meeting there is no quorum for any of the issues on the agenda of the General Meeting, the beginning of the meeting is postponed for 2 hours. The postponement of the opening of the General Shareholders' Meeting more than once is not permitted.

4. The General Meeting, which had a quorum only on separate issues on the agenda by the opening, cannot be closed if by the beginning of the meeting persons have registered whose registration provides a quorum for making decisions on other issues on the agenda of the General Meeting.

5. When determining a quorum and counting votes, parts of votes granted by fractional shares are summed up without rounding.

Article 43. Convening a second General Shareholders' Meeting

1. In the event there is no quorum for holding the Annual General Shareholders' Meeting, a second General Shareholders' Meeting shall held with the same agenda. In the event there is no quorum for holding the Extraordinary General Shareholders' Meeting, a second General Shareholders' Meeting can be held with the same agenda.

2. A second General Shareholders' Meeting shall be valid (have a quorum) if the shareholders who own a total of at least 30 percent of the votes represented by the voting shares of the Company participate in it.

   A notice of holding a second General Shareholders' Meeting shall be conducted in accordance with requirements of Articles 52 of the Federal Law "On Joint-Stock Companies". In this case, provisions of the second part of Paragraph 1 of Article 52 of the Federal Law "On Joint-Stock Companies" are not applied. The handing out of and the sending of voting ballots in the event of holding a second General Shareholders' Meeting is conducted in accordance with requirements of Article 60 of the Federal Law "On Joint-Stock Companies".

3. In the event a second General Shareholders' Meeting is held less than 40 days after the invalid General Shareholders' Meeting, persons eligible to participate in the General Shareholders' Meeting are determined according to a list of persons who were eligible to participate in the General Shareholders' Meeting that was recognized as invalid.

4. A second General Shareholders' Meeting can be held only "in person".

XIV. HOLDING THE GENERAL SHAREHOLDERS' MEETING "IN PERSON"

Article 44. Time and place of holding the General Shareholders' Meeting

1. The General Meeting shall be held in Moscow, the Russian Federation.

2. The holding of the General Shareholders' Meeting is not permitted in places and at time that create significant difficulties for the majority of shareholders of the Company to be present at a meeting or that makes their presence impossible.

   The holding of the General Meeting at night (starting at 10 p.m. to 8 a.m. local time) is not permitted.

3. In the event the Company's Articles of Association determines a definite address (a list of addresses) where the General Shareholders' Meeting is to be held, the General Shareholders' Meeting can be held only at this address (addresses) unless it leads to violating the rule set in Paragraph 1 of this Article.

4. The General Shareholders' Meeting shall be held at a premises capable of holding the number of shareholders registered for participation in previous meetings.

   The holding of the General Meeting is not permitted at industrial premises or other premises where the normal work of a meeting is impossible.

Article 45. The procedure of holding the General Shareholders' Meeting

1. No less than 15 minutes shall be envisaged for each report of a speaker on an issue on the agenda.

2. Questions to speakers and requests to have the floor can be presented orally or in writing. Notes with questions and requests shall be submitted to the presidium of a meeting or, in the event there is no presidium, to the Counting Commission.

3. At least 30 minutes shall be envisaged for all answers to questions following each report of a speaker.

4. In the event a meeting continues for 2 hours uninterrupted, a break in the meeting can be made for at least 15 minutes and no longer than 30 minutes.

In the event a meeting continues for 4 hours uninterrupted, a break can be made for at least 20 minutes and no more than 2 hours.

A meeting cannot continue after 10 p.m. local time.

In the event it is impossible to hold a meeting during the course of one day, a break shall be made until the next day but not earlier than 9 a.m. local time.

Longer breaks are prohibited.

XV. VOTING AT THE GENERAL SHAREHOLDERS' MEETING. VOTING BALLOTS

Article 46. Voting at the General Shareholders' Meeting

1. Voting at the General Shareholders' Meeting is performed by the principle "one voting share – one vote" and during cumulative voting by the principle "one voting share - an equal number of votes".
2. The splitting of votes of a participant of a meeting is not permitted. This means that in the event a participant has more than one voting share, he cannot vote with a part of his shares to support a decision and with another part of his shares against the same decision or abstain from voting. This is not applied to cases stipulated in Paragraph 3 of Article 50 of these Provisions.
3. The tallying of votes at the General Shareholders' Meeting on an issue put to a vote, when a voting right on this issue is exercised by shareholders owning common and preferred shares of the Company, is performed by all voting shares jointly, except for cases set by the Federal Law "On Joint-Stock Companies."

Article 47. Voting ballots

1. Voting at the General Shareholders' Meeting on issues put to a vote is performed by voting ballots.

   Voting on issues of procedures for holding a meeting can be performed by the raising hands or with "voting cards".

2. Voting ballots shall be handed out to each person included on the list of persons eligible to participate in the General Shareholders' Meeting (or his representative), registered to participate in the General Shareholders' Meeting, except for cases stipulated in Paragraph 2 of this Article, and the receipt of voting ballots shall be confirmed by signature.

   In the event of holding the General Shareholders' Meeting by "absentee vote", voting ballots shall be sent or introduced to each person on the list of persons eligible to participate in the General Shareholders' Meeting at least 20 days prior to holding the General Shareholders' Meeting, and the receipt of voting ballots shall be confirmed by a signature.

   The sending of voting ballots is performed by methods stipulated in the Company's Articles of Association.

3. The form and text of a voting ballot are approved by the Board of Directors.

   It is possible to use several blank voting ballots.

   A blank voting ballot can include one or several issues put to a vote.

4. A voting ballot shall contain fields opposite to each voting choice for specifying the number of votes cast for each choice and it may also contain the number of votes of a person eligible to participate in the General Meeting. In the event

such a voting ballot is used to vote on two or more issues on the agenda of the General Meeting and the number of votes of a person eligible to participate in the General Meeting does not coincide on various issues on the agenda, then such a voting ballot shall specify the number of votes that can be cast by a person eligible to participate in the General Meeting in respect to each issue on the agenda of the General Meeting.

5. A voting ballot shall contain explanations that:

   - A voter is entitled to vote only one way on any issue, except in cases of voting in accordance with instructions from persons who acquired shares after the date of drawing up the list of persons eligible to participate in the General Meeting or according to instructions of owners of voting shares;
   - In the event more than one choice is possible on a voting ballot, the fields for specifying the number of votes cast for each choice shall specify the number of votes cast for the corresponding choice and a note shall be made saying that voting was executed according to instructions from owners of shares transferred to them after the date of drawing a list of persons eligible to participate in the General Meeting and(or) in accordance with instructions of owners of voting shares;
   - In the event a participant votes on the basis of a power of attorney given for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting, then in the field for specifying the number of votes, placed opposite to the voter's choice, the participant shall specify the number of votes cast for the choice and make a note saying that voting was executed on the basis of a power of attorney issued for shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting;
   - If, after drawing a list of persons entitled to participate in the General Meeting, not all shares were transferred to a new owner, the voter shall specify the number of votes cast for the ballot choice in the field for specifying the number of votes placed opposite to the ballot choice, and make a note saying that a part of shares was transferred after the date of drawing a list of persons eligible to participate in the General Meeting. In the event instructions were received in respect to shares transferred after the date of drawing the list of persons eligible to participate in the General Meeting from the owners of such shares and these instructions coincide with the voter's choice, such votes are summed up.

6. In the event of cumulative voting on electing members of the Company's Board of Directors (Supervisory Board), the voting ballot shall contain, in addition to explanations on the core of cumulative voting, the following note:

   "The fractional part of a vote received by multiplying the number of votes owned by a shareholder who owns a fractional share by the number of persons to be elected to the Company's Board of Directors (Supervisory Board) can only be cast for one candidate".

7. In the event of holding the General Shareholders' Meeting "in person" to discuss issues on the agenda and make decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots for holding the General Meeting, blank voting ballots, which are handed out to shareholders during their registration to participate in a meeting, can differ from blank voting ballots sent (handed out) to shareholders preliminarily prior to holding the General Shareholders' Meeting.

Article 48. Requirements for contents of voting ballots

1. When holding the General Meeting "in person" to discuss issues on the agenda and make decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots prior to holding the General Shareholders' Meeting, the voting ballots shall contain:
   - The full name of a Company;
   - The location of a Company;
   - The form of holding the General Shareholders' Meeting;
   - The date, place and time of holding the General Shareholders' Meeting;
   - The deadline for submitting voting ballots that were sent (or handed out) to shareholders prior to the General Shareholders' Meeting;
   - A postal address where filled out voting ballots can be posted to (or delivered directly to the Company);
   - An issue on the agenda;
   - Formulations of decisions on an issue put to a vote and to be voted by this voting ballot;
   - Voting choices for each proposed decision on an issue put to a vote, with options "yes", "no" or "abstained";
   - A note that a voting ballot shall be signed by a shareholder.
2. When holding the General Meeting by "absentee vote", the voting ballots shall contain:
   - The full name of a Company;
   - The location of a Company;
   - The form of holding the General Shareholders' Meeting ("absentee vote");
   - The date of holding the General Shareholders' Meeting (the deadline for submitting voting ballots);
   - The place and time of holding the General Shareholders' Meeting;
   - A postal address where filled out voting ballots can be posted to (or delivered to);
   - An issue put to a vote;
   - Formulations of decisions on an issue put to a vote and to be voted on by this voting ballot;
   - Options of voting for each proposed decision on an issue put to a vote, "yes", "no" or "abstained";
   - A note that a voting ballot shall be signed by a shareholder.
3. Voting ballots may contain additional information specified by the Board of Directors when approving the form and text of a voting ballot.

Article 49. Voting ballots signed by agents

In the event the Company receives voting ballots prior to holding the General Shareholders' Meeting "in person" and for holding a meeting by "absentee vote", a voting ballot, which is signed by an agent of a person included on the list of persons eligible to participate in the General Shareholders' Meeting, acting on the basis of a power of attorney, a power of attorney (a copy attested to by a notary) or any other documents (their copies attested to by a

notary) shall be submitted to confirm the right of the agent to act on behalf of a shareholder.

In the event a power of attorney is issued for a sub-agent, a power of attorney, or a copy of it attested to by a notary, that was used for issuing the power of attorney to the sub-agent, should be presented together with the power of attorney to a sub-agent (or its copy attested to by a notary).

A power of attorney shall be drawn in accordance with the requirements of Paragraphs 4 and 5 of Articles 185 of the Civil Code of the Russian Federation or it shall be attested to by a notary.

If requirements stipulated in this Article of the Provisions are not complied with, the voting ballot signed by an agent acting on the basis of a power of attorney, is not taken into account (recognized null and void).

Article 50. Voting procedure

1. A participant of the General Meeting is entitled to vote at any time starting at the opening of the General Meeting and until the mustering of votes begins after the discussion of the last issue on the agenda.

   A participant of a meeting can formulate and express his opinion on issues put to a vote with or without participating in their discussion. Participation in discussions of issues on the agenda is the right and not an obligation of a shareholder.

   After the completion of a discussion on the last issue on the agenda of the General Meeting (the last issue on the agenda of the General Meeting that has a quorum) and before the closing of the General Meeting (before the beginning of the mustering of the votes) persons who did not vote before this moment shall be given time to vote.

2. Persons registered to participate in the General Meeting held "in person" are entitled to vote on all issued on the agenda starting from the opening of the General Meeting and until the Chairperson announces voting on the last issue on the agenda that has a quorum. They are entitled to vote starting from the opening of the General Meeting and until the beginning of the mustering of votes on issues on the agenda of the General Meeting in the event the summing up of voting results and decisions made by the General Meeting are voiced at the General Meeting, according to the Company's Articles of Association and Provisions on the General Shareholders' Meeting, regulating the activity of the General Meeting, or a decision of a general meeting stipulating the procedure of holding the General Meeting. This rule does not apply to voting on the procedure of holding the General Meeting.

   The General Meeting that had a quorum only on separate issue on the agenda at the time of its opening, cannot be closed if by the time of completing a registration persons who provide a quorum for making decisions on other issues on the agenda of the General Meeting were registered.

3. Voting ballots are filled out by participants of a meeting without using polling booths.

   As a rule, voting takes place on the spot, i.e. members of the Counting Commission go among the meeting participants and collect filled out voting ballots.

   For the purpose of speeding up the summarizing of the voting results, the use of separate voting boxes is permitted for voting ballots with chosen options "yes", "no" and "abstained".

4. In the event of transferring shares after the date of drawing a list of persons eligible to participate in the General Meeting and before the date of holding the General Meeting (further referred to as shares transferred after the date of drawing a list), a person included on the list shall issue a power of attorney for voting to the buyer of shares or shall vote at the General Meeting in accordance with instructions of the owner of the shares. This rule is applied to each following case of the transfer of shares.

   In the event of a transfer of shares to two or more buyers after the date of drawing a list, the person included on the list of persons eligible to participate in the General Meeting shall vote at the General Meeting in accordance with the instructions from each buyer of shares and (or) issue a power of attorney to each buyer of the shares specifying in these powers of attorney the number of shares that grants the right to vote under each power of attorney.

   In the event instructions from such buyers coincide, their votes are summed up. In the event instructions from the buyers on the same issue on the agenda of the General Meeting do not coincide, the person included on the list of persons eligible to participate in the General Meeting shall vote on such an issue in accordance with instructions and the number of votes granted by shares belonging to each buyer.

5. The grounds and consequences of recognizing a voting ballot null and void are stipulated by the Company's Articles of Associations and the Russian legislation currently in force.

   While voting by means of voting ballots, the following ballots shall be deemed void (except cases when voting is carried out in accordance with instructions given by shareholders who purchased shares after the registry record date):
   - if the voter left more than one voting option uncrossed in the ballot
   - if the question put to vote envisages more than one resolutions and the voter left the "FOR" option uncrossed for more than one of proposed resolutions
   - if, while electing a sole-member executive body, the Company's auditor, the "FOR" option is left uncrossed for more than one candidates
   - if, while electing the Audit Commission of the Company, the "FOR" option is left uncrossed for a greater number of candidates than the number of seats in the commission.

   A ballot shall also be deemed void in the event that during a cumulative voting a shareholder allocated a greater number of votes to different candidates collectively than the actual total number of votes the shareholder possess.

   If a ballot contains several issues brought up for voting, a failure to observe the above-mentioned requirements in relation to one or more issues shall not entail the annulment of the whole ballot.

   If a ballot does not allow identifying the shareholder or his/her proxy who filled it out, the ballot shall be deemed void.

   While holding an absentee vote, ballots received by the Company after the date of the annual general meeting (the last date of accepting voting ballots) shall be deemed void.

   If, in the event of holding a meeting in a form of physical presence with prior sending of ballots to shareholders, in the ballot box there will be found ballots, which were sent to shareholders in advance of the meeting, but these shareholders have not registered at the meeting, such ballots shall be deemed void as those that were received by the Company later than two days before the date of the meeting.

If a ballot is deemed void, the votes given in the ballot shall not be taken into account.

If, during the election of members of the audit and counting committees of the Company, the number of candidates who received more than 50% of votes of shareholders participating in the voting exceeds the number of seats in the above-mentioned bodies, those candidate who received the largest number of votes shall be elected.

Article 51. Safekeeping of voting ballots

The Company shall keep all voting ballots it receives, including

- Voting ballots received by the Company after the deadline for submitting voting ballots in the event the General Meeting is held by "absentee vote";
- Voting ballots received by the Company later than two days before the date of holding the General Shareholders' Meeting in the event of holding the General Meeting "in person" to discuss issues on the agenda and make decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots prior to holding the General Shareholders' Meeting.

XVI. MINUTES AND REPORT ON VOTING RESULTS OF THE GENERAL SHAREHOLDERS' MEETING

Article 52. Summarizing voting results

1. The results of voting on issues put to a vote, including issues on the procedure of holding the General Shareholders' Meeting, are summarized by the Counting Commission.

   A decision of the General Shareholders' Meeting on an issue on the agenda of a meeting is not recognized as a made decision and it cannot be voiced before summarizing the results of voting on all issues on the agenda.

2. Elections of a governing body of the Company are recognized valid in the event the number of members elected to a governing body provides a quorum for holding meetings of this governing body of the Company.

3. A shareholder is entitled to demand the repurchasing of the Company's shares he owns by the Company equal to the number of shares indicated in a voting ballot in which the option "against" was chosen for voting on an issue. Voting ballots with the chosen option "abstained" and voting ballots recognized null and void do not grant a shareholder the right to demand the repurchasing of the Company's shares he owns by the Company.

4. When counting votes, if two or more filled out voting ballots from one person are discovered in which the voter left different choices on the same issue on the agenda of the General Meeting, these voting ballots are considered null and void in respect to this issue.

   This rule does not apply to voting ballots signed by a person who issued a power of attorney for voting in respect to shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting and(or) voting ballots signed by persons acting on the basis of such powers of attorney when fields for specifying the number of votes for each choice in a voting ballot specify the number of votes cast for the choice and these voting ballots

contain the corresponding notes in accordance with Paragraph 5 of Article 47 of these Provisions.

Voting on an issue in a voting ballot is recognized null and void in the event a voting ballot with an issue on electing members of the Company's Board of Directors (Supervisory Board) (excluding elections of the Company's Board of Directors (Supervisory Board) by cumulative vote), electing members of the Audit and Compliance Committee , the Counting Commission or members of the collegial executive governing body of the Company, has the choice "yes" for a larger number of candidates than the number of persons who must be elected to the corresponding body.

This rule does not apply to voting ballots signed by persons voting with shares transferred after the date of drawing a list of persons eligible to participate in the General Meeting in accordance with instructions from the owners of such shares and(or) signed by a person voting with shares circulating outside the Russian Federation in the form of depositary receipts in accordance with instructions from the owners or these depositary receipts and with the corresponding notes in the voting ballot in accordance with Paragraph 5 of Article 47 of these Provisions.

Article 53. Minutes on voting results of the General Shareholders' Meeting

1. By the results of voting, the Counting Commission shall draw minutes on the results of voting at the General Shareholders' Meeting reflecting the results of voting on each issue on the agenda put to a vote and reflecting the procedure of conducing the General Shareholders' Meeting.
2. The minutes on the results of voting specify:
    - The full name and the location of the Company;
    - The type of the General Meeting (annual or extraordinary);
    - The form of holding the General Meeting ("in person" or by "absentee vote");
    - The date of holding the General Meeting;
    - The place of holding the General Shareholders' Meeting held "in person" (the address where the meeting is held);
    - The agenda of the General Meeting;
    - The time of beginning and ending the registration of persons eligible to participate in the General Meeting held "in person";
    - The time of opening and closing the General Meeting held "in person" and the time when the counting of votes begins in the event decisions made by the General Meeting and the results of voting on them are voiced at the General Meeting;
    - The number of votes belonging to persons included on the list of persons eligible to participate in the General Meeting for each issue on the agenda of the General Meeting;
    - The number of votes belonging to persons who participated in the General Meeting on each issue on the agenda of the General Meeting specifying whether there was a quorum on each issue;
    - The number of votes cast for each choice on the ballot ("yes", "against" or "abstained") on each issue on the agenda of the General Meeting that had a quorum;

- The number of votes on each issue on the agenda of the General Meeting put to a vote that were not counted because voting ballots (including separate issues on voting ballots) were recognized null and void;
- The full name and location of the Registrar and the names of its authorized representatives;
- The date of drawing the minutes by the results of voting at the General Meeting by the Counting Commission.

When holding the General Meeting "in person" for discussing issues on the agenda and making decisions on issues put to a vote with a preliminary sending (handing out) of voting ballots prior to holding the General Meeting, the minutes on the results of voting shall additionally specify:

- The number of voting ballots submitted to the Company at least 2 days prior to the date of holding a meeting;
- The number of voting ballots after the opening of voting boxes at the General Shareholders' Meeting;
- Voting ballots sent to shareholders before a meeting and submitted to the Company later than 2 days prior to the date of holding the meeting.

In the event of holding the General Shareholders' Meeting by "absentee vote", the minutes on the results of voting shall specify the number of voting ballots submitted to the Company before the deadline for submitting voting ballots and the number of voting ballots submitted to the Company after the deadline for submitting voting ballots.

3. The minutes on the results of voting are drawn in two copies. Each copy is signed by a representative of the Registrar acting on its behalf on the basis of the Articles of Association or a power of attorney. A power of attorney (its copy attested to by a notary) or another document confirming the right of the representative to act on behalf of the Registrar is applied to the minutes.

4. The minutes on the results of voting shall be drawn not later than 15 days after the closing of the General Shareholders' Meeting or the deadline for submitting voting ballots to the Company in the event of holding a General Shareholders' Meeting by "absentee vote".

   After drawing the minutes on the results of voting and signing the minutes on the General Shareholders' Meeting, voting ballots are sealed by the Counting Commission and filed to archives for storage.

5. The minutes on the results of voting shall be filed with the minutes on the General Shareholders' Meeting.

6. The minutes on the results of voting by a special decision of the General Shareholders' Meeting need no approval. A decision of the General Shareholders' Meeting on an issue put to a vote is considered made (not made) immediately after drawing the minutes on the results of voting.

7. Decisions made by the General Shareholders' Meeting and the results of voting are voiced at the General Shareholders' Meeting at which the voting took place or reported to persons included on the list of persons eligible to participate in the General Shareholders' Meeting not later than 10 days after the drawing of minutes on the results of voting in the report on the voting results in accordance with established procedures for reports on the General Shareholders' Meeting.

8. Written complaints and statements submitted to the Counting Commission are attached to the minutes on the result of voting.

Article 54. Reporting voting results of the General Shareholders' Meeting

1. At a General Shareholders' Meeting, a report on the results of voting is compiled together with the minutes of the General Shareholders' Meeting. The results of voting are announced at the General Shareholders' Meeting. In the event they cannot be announced at the General Shareholders' Meeting, in 10 days after the minutes on the results of the voting have been compiled, a report on the results of voting is delivered to the persons included on the list of persons eligible to participate in a General Shareholders' Meeting according to the procedure envisaged in the Articles of Association of the Company for holding a General Shareholders' Meeting.
2. A report on results of voting contains:
   - The full name of the Company and the location of the Company;
   - The type of the General Shareholders' Meeting (annual or extraordinary);
   - The form of the General Shareholders' Meeting ("in person" or by "absentee vote");
   - The date of holding the General Shareholders' Meeting (the date of the deadline for submitting voting ballots if holding a General Shareholders' Meeting by "absentee vote");
   - The place of holding the General Shareholders' Meeting held as a meeting (the address where it was held);
   - The agenda of the General Shareholders' Meeting;
   - The number of votes of persons included in the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
   - The number of votes of persons included on the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting with a note if there was a quorum on every issue;
   - The number of votes given for every choice on the ballot ("for", "against", or "abstain") on every issue on the agenda of the General Shareholders' Meeting for which quorum was constituted;
   - The wording of decisions made by the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
   - The names of members of the Counting Commission; in the event the Registrar performs the functions of the Counting Commission – the full name and location of the Registrar and names of persons authorized by it;
   - The names of the Chairperson and the Secretary of the General Shareholders' Meeting.

   The Chairperson and the Secretary of the General Shareholders' Meeting sign the report on voting at the General Shareholders' Meeting.

XVII. MINUTES OF THE GENERAL SHAREHOLDERS' MEETING

Article 55. Compiling minutes of the General Shareholders' Meeting

1. Minutes of the General Shareholders' Meeting are compiled not later than 15 days after the closing of the General Shareholders' Meeting.

   If a General Shareholders' Meeting is held by "absentee vote", minutes of a General Shareholders' Meeting for the results of voting by absentee ballot are compiled not later than 15 days after the deadline for submitting absentee ballots by the Company.

2. The minutes of a General Shareholders' Meeting contains:

   - The full name and the location of the Company;
   - The type of the General Shareholders' Meeting (annual or extraordinary);
   - The form of the General Shareholders' Meeting ("in person" or by "absentee vote");
   - The date of holding the General Shareholders' Meeting;
   - The place of holding the General Shareholders' Meeting "in person" (the address where it was held);
   - The agenda of the General Shareholders' Meeting;
   - The time of the beginning and the time of finishing of registration of persons eligible to participate in the General Shareholders' Meeting held as a meeting;
   - The time of opening and the time of closing the General Shareholders' Meeting held by absentee voting; in the event the decisions, made at the General Shareholders' Meeting, and results of voting on them were announced at the meeting, - the time of the beginning of counting votes, as well;
   - The postal address(es) where filled-in absentee ballots are sent to if a General Shareholders' Meeting is held by absentee voting or if a General Shareholders' Meeting was held "in person", in the event the voting on issues on the agenda could be conducted by sending filled-in ballots to the Company;
   - The number of votes of persons included in the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
   - The number of votes of persons included in the list of persons eligible to participate in the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting with a note if there was a quorum on every issue;
   - The number of votes given for every choice on the ballot ("for", "against", or "abstain") on every issue on the agenda of the General Shareholders' Meeting for which quorum was constituted;
   - The wording of decisions made by the General Shareholders' Meeting on every issue on the agenda of the General Shareholders' Meeting;
   - Abstracts of speeches and names of persons who spoke on every issue on the agenda of the General Shareholders' Meeting held as a meeting;
   - The names of the Chairperson (the presidium) and the Secretary of the General Shareholders' Meeting;
   - The date of compiling the minutes of the General Shareholders' Meeting.

3. In the event the agenda of the General Shareholders' Meeting includes approval of a party-related deal, the minutes of the General Shareholders'

Meeting, the minutes of the Counting Commission about the results of voting at the General Shareholders' Meeting and the report on the results of voting at the General Shareholders' Meeting specify:

- The number of votes of persons included on the list of those eligible to participate in the General Shareholders' Meeting, who are not related parties to the deal;
- The number of votes of persons, who are not related parties to the deal, who participated in the General Shareholders' Meeting;
- The number of votes given on the mentioned issue for every choice on the ballot ("for", "against", or "abstain").

4. In the event the agenda of a General Shareholders' Meeting includes an issue on amendments or additions to the Articles of Association of the Company (the adoption of a new edition of the Articles of Association), which restricts the rights of shareholders, who own this type of preferred share, or on making a decision that is the basis of making amendments and additions to the Articles of Association of the Company, which restrict the rights of shareholders, who own this type of preferred share, the minutes of the Counting Commission about the results of voting at the General Shareholders' Meeting and the report on the results of voting at the General Shareholders' Meeting envisage:
   - The number of votes on this issue of persons on the lists of persons eligible to participate in the General Shareholders' Meeting, not taking into account votes of the preferred shares whose rights are restricted;
   - The number of votes of preferred shares of every type whose rights are restricted;
   - The number of votes on this issue of the persons who participated in the General Shareholders' Meeting, not taking into account votes of preferred shares whose rights are restricted, and separately – the number of votes for preferred shares of each type whose right are restricted held by persons who participated in the general Shareholders' Meeting;
   - The number of votes given on a specified issue for every choice on the ballot ("for", "against", or "abstain"), except for the preferred shares of every type whose rights are restricted, and separately – the number of votes of preferred shares of every type whose rights are restricted, given for every choice on the ballot ("for", "against", or "abstain").
5. Minutes on the results of voting at the General Shareholders' Meeting are attached to the minutes of the General Shareholders' Meeting.
6. Minutes of the General Shareholders' Meeting are compiled in duplicate. Both copies are signed by the Chairperson of the General Shareholders' Meeting and the Secretary of the General Shareholders' Meeting.

Article 56. Storing and providing minutes of a General Shareholders' Meeting and minutes on voting results

1. Minutes of a General Shareholders' Meeting and minutes on the results of voting are the permanent storage documents. Shareholders must be provided with a free access to them.
2. Copies of minutes of a General Shareholders' Meeting and minutes on the results of voting are to be handed out to a shareholder within 5 days after the Company receives a corresponding demand from the shareholder. These copies are provided on condition that the expenditures on providing them are reimbursed to the Company.

XVIII. FINANCIAL SUPPORT TO CALLING AND HOLDING THE GENERAL SHAREHOLDERS' MEETING

Article 57. Sources and volume of financing the calling and holding of the General Shareholders' Meeting

The estimate of expenditures for holding a General Shareholders' Meeting is adopted by the Board of Directors of the Company at the suggestion of an executive authority of the Company.

Article 58. Reimbursement of expenditures for the calling and holding of the General Shareholders' Meeting

In the event a General Shareholders' Meeting is held at the decision of persons who have the right to demand the holding of a General Shareholders' Meeting, the expenditures of these persons connected with the calling and holding of the General Shareholders' Meeting can be reimbursed by the Company if the General Shareholders' Meeting decides to do so.

82-34864

Material Fact Notice
"Information about the Issuer's dates of record"

1. General information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	*"Supplement to the Bulletin of the Federal Service for Financial Markets"*
1.9. Code(s) of the material fact(s)	*0805214A05092005*

2. Contents of the Notice

2.1. Type, category, series and other identification characteristics of the securities – ***common registered shares of OAO RBC Information Systems (state registration No. 1-03-05214-A)***

2.2. Purpose for which the list of holders of registered securities is compiled – ***attendance of an extraordinary general shareholders' meeting***

2.3. Date to which the list of holders of registered securities is compiled – ***September 7, 2005***

2.4. Date of the execution of the minutes of the meeting (session) of the Issuer's authorized managerial body, when the decision on the date of record of holders of the Issuer's registered securities or another decision underlying the date of record was made – ***minutes of the meeting of the Board of Directors of OAO RBC Information Systems No. 41 dated September 5, 2005.***

3. Signature		
3.1. General Director	(signature)	Yury Rovensky
3.2. Date: September 6, 2005	Seal	

Открытое акционерное общество «РБК Информационные Системы» * Москва *

Notice of Information
of Possible Significance for the Value of Securities of the Joint-Stock Company

1. General Information	
1.1. Issuer's full corporate name (name of a non-profit organization)	*Open Joint-Stock Company RBC Information Systems*
1.2. Issuer's short corporate name	*OAO RBC Information Systems*
1.3. Issuer's address	*75/9 Leninsky Prospekt Moscow 119261*
1.4. Issuer's primary state registration number (OGRN)	*1027700381851*
1.5. Issuer's taxpayer ID	*7736206959*
1.6. Issuer's unique code assigned by the registration authority	*05214-A*
1.7. Address of the website used by the Issuer to disclose information	*http://www.rbcinfosystems.ru*
1.8. Name(s) of the printed periodical(s) used by the Issuer for publication of information	*"Supplement to the Bulletin of the Federal Service for Financial Markets"*

2. Contents of the Notice

Information about the decision on the convening of an extraordinary general shareholders' meeting made by the Board of Directors of OAO RBC Information Systems.
Date of holding of the meeting of the joint-stock company's Board of Directors, at which the aforesaid decision was made: ***September 2, 2005***
Date of execution and number of the minutes of the meeting of the joint-stock company's Board of Directors, at which the aforesaid decision was made: ***Minutes No. 41 dated September 5, 2005.***
Contents of the decision made by the joint-stock company's Board of Directors:
To convene an extraordinary general meeting of the Company's shareholders.
To hold the extraordinary general meeting in the form of joint presence of shareholders with prior distribution of voting ballots.
To approve the following venue for the extraordinary general meeting and registration of its participants: 78 building 1 Profsoyuznaya Str., RBC offices, Moscow.
Date of the extraordinary general meeting: October 14, 2005.
The extraordinary general meeting will open at: 11 a.m.
Registration of the meeting's participants will begin at: 10 a.m.
Deadline for acceptance of voting ballots: October 11, 2005.
Postal addresses to which filled-in voting ballots may be sent: 3/4 building 1, Boyarsky Pereulok, Moscow 107078, ZAO IRKOL ;
78 building 1 Profsoyuznaya Str., Moscow 117393, OAO RBC Information Systems.
Date of drawing up of the list of persons qualified to take part in the extraordinary shareholders' meeting: September 7, 2005
The agenda of the extraordinary shareholders' meeting:
1. Determination of number, par value, and category (type) of the Company's shares authorized for issuance: 34,260,000 (Thirty four million, two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.
2. Introduction of amendments related to the number of shares authorized for issuance to the Company's Articles of Association.
3.Approval of related-party transactions.

3. Signature

3.1. General Director ______ (signature) Yury Rovensky

3.2. Date: September 06, 2005 Seal

Open Joint-Stock Company
RBC Information Systems
(Location: 75/9 Leninsky Prospekt, Moscow)

Voting Ballot No. 1
For voting at the extraordinary shareholders' meeting of OAO RBC Information Systems at 11 a.m. on October 14, 2005
Location: RBC offices at 78 building 1, Profsoyuznaya Street, Moscow
Registration begins at: 10 a.m. on October 14, 2005
Form of holding of the meeting - joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:
• ZAO IRKOL, 3/4 building 1 Boyarsky Pereulok, Moscow 107078;
• OAO RBC Information Systems, 78 building 1, Profsoyuznaya Street, Moscow 117393
Closing date for accepting voting ballots: October 11, 2005

(Registration number)	(Shareholder's name)	(Number of votes)

Issue No.1 Determination of the number, par value, category (type) of the Company's authorized shares: 34,260,000 (Thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.

Decision put to vote: To determine the number, par value, category (type) of the Company's authorized shares at: 34,260,000 (Thirty-four million two hundred and sixty thousand) common registered shares of a par value of RUR0.001 each.

Options	FOR	AGAINST	ABSTAINED
Number of votes*			

Please cross out unwanted options when filling in the voting ballot.

You can choose one option only, save for cases of voting with shares that were acquired (transferred) after t[he] shareholders registry record date.

**** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the shareholders registry record date.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and select the checkbox below.*

☐ • voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.

Signature of the shareholder (proxy) ____________________

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

82-34864

Open Joint-Stock Company
RBC Information Systems
(Location: 75/9 Leninsky Prospekt, Moscow)

Voting Ballot No. 2
For voting at the extraordinary shareholders' meeting of OAO RBC Information Systems at 11 a.m. on October 14, 2005
Location: RBC offices at 78 building 1, Profsoyuznaya Street, Moscow
Registration begins at: 10 a.m. on October 14, 2005
Form of holding of the meeting - joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:
• ZAO IRKOL, 3/4 building 1 Boyarsky Pereulok, Moscow 107078
• OAO RBC Information Systems, 78 building 1, Profsoyuznaya Street, Moscow 117393
Closing date for accepting voting ballots: October 11, 2005

(Registration number)	(Shareholder's name)	(Number of votes)

Issue No. 2 Introduction of amendments to the Company's Articles of Association related to the number of authorized shares.

Decision put to vote: To approve amendments to the Company's Articles of Association. To set forth Clause 7.2 of the Company's Articles of Association as follows: "The Company shall be entitled to float 34,260,000 (Thirty-four million two hundred and sixty thousand) registered common shares of a par value of RUR0.001 each (authorized shares) in addition to the already placed shares".

Options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options when filling in the voting ballot.

You can choose one option only, save for cases of voting with shares that were acquired (transferred) after ti shareholders registry record date.

**** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the shareholders registry record date.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and select the checkbox below.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made**

Signature of the shareholder (proxy) ______________________________

____

____

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.

82-34864

Open Joint-Stock Company
RBC Information Systems
(Location: 75/9 Leninsky Prospekt, Moscow)

Voting Ballot No. 3
for voting at the extraordinary shareholders' meeting of OAO RBC Information Systems at 11 a.m. on October 14, 2005
Location: RBC offices at 78 building 1, Profsoyuznaya Street, Moscow
Registration begins at: 10 a.m. on October 14, 2005
Form of holding of the meeting - joint presence with prior distribution of voting ballots
Postal addresses to which completed voting ballots can be sent:
• ZAO IRKOL, 3/4 building 1 Boyarsky Pereulok, Moscow 107078;
• OAO RBC Information Systems, 78 building 1, Profsoyuznaya Street, Moscow 117393
Closing date for accepting voting ballots: October 11, 2005

(Registration number)	(Shareholder's name)	(Number of votes)

Issue No. 3 Approval of related party transactions.

Decision put to vote:

3.1. To approve transactions which may be concluded in the future in the routine course of the Company's business between the Company and 1) Closed Joint-Stock Company Information and Research Center "Politics, Economy, Marketing" in the amount of 300,000,000 (Three hundred million) rubles; 2) Autonomous Non-Commercial Organization "National Awarding Committee" in the amount of 300,000,000 (Three hundred million) rubles; 3) Autonomous Non-Commercial Organization "The Best Brand Steering Committee" in the amount of 300,000,000 (Three hundred million) rubles; 4) Limited Liability Company HELIOS COMPUTER in the amount of 300,000,000 (Three hundred million) rubles.

Options	FOR	AGAINST	ABSTAINED
Number of votes *			

3.2. To approve the transfer of the following domain names: COMPANY2005.RU, COMPANY2006.RU, COMPANY2007.RU, PERSONA2005.RU, PERSONA2006.RU, PERSONA2007.RU, by the Company to The Best Brand Steering Committee in the amount of 2,906 (Two thousand nine hundred six) rubles 50 kopecks. The beneficiary in the transaction is the seller, OAO RBC Information Systems.

Options	FOR	AGAINST	ABSTAINED
Number of votes *			

Please cross out unwanted options when filling in the voting ballot.

Note:

For every decision put to vote please cross out the options you reject ('FOR', 'AGAINST', 'ABSTAINED').

You can choose one option only, save for cases of voting with shares that were acquired (transferred) after the shareholders regist record date.

**** - To be filled out only in the event of voting in accordance with instruction given by the buyers of shares acquired (transferred) after the shareholders registry record date.*** *If more than one option is left blank in the ballot, please specify the number of votes given for each corresponding option and select the checkbox below.*

☐ • **voting is held in accordance with instructions given by the buyers of shares acquired (transferred) after the list of people having the right to participate in the general meeting was made.**

Signature of the shareholder (proxy)________________________________

Please specify:

- for individuals – surname and initials;
- for legal entities – full corporate name, position, surname and initials of the person who signs the ballot;
- for proxies– surname, initials (full name) and details of the power of attorney on the basis of which the representative is acting.

Attention! Unsigned voting ballots will be deemed void.